Draft 10/27/2017

As confidentially submitted to the U.S. Securities and Exchange Commission on October 31, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUMMIT SEMICONDUCTOR, LLC

(Exact name of registrant as specified in its charter)

Delaware	5065	27-3107828
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Summit Semiconductor, LLC
20575 NW Von Neumann Drive, Suite 100

Beaverton, Oregon 97006

(503) 615-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brett Moyer

Chief Executive Officer

Summit Semiconductor, LLC.
20575 NW Von Neumann Drive, Suite 100

Beaverton, Oregon 97006

(503) 615-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Danovitch Stephanie L. Salvatore Robinson Brog Leinwand Greene Genovese and Gluck, P.C. 875 3rd Avenue New York, New York 10022 (212) 603-6391	Brett Moyer Chief Executive Officer Summit Semiconductor, LLC. 20575 NW Von Neumann Drive, Suite 100 Beaverton, Oregon 97006 (503) 615-7700	Peter DiChiara Carmel, Milazzo & DiChiara 261 Madison Avenue New York, New York 212 - 658 - 0458

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging Growth Company ☒

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Membership Interest Unit(3)	[●]	[●]
Representatives’ Warrant to purchase common membership interest units(4)	—	—
Common Membership Interest Unit, underlying Representatives’ Warrants(3), (5)	[●]	[●]
(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”), the number of units being registered and the proposed maximum offering price per unit are not included in this table.

(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of units that the underwriter has the option to purchase to cover over-allotments, if any.

(3)	Pursuant to Rule 416 under the Securities Act, the units registered hereby also include an indeterminate number of additional units as may from time to time become issuable by reason of unit splits, distributions, recapitalizations or other similar transactions.

(4)	No registration fee is required pursuant to Rule 457(g) under the Securities Act.

(5)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per unit exercise price equal to 120% of the public offering price. The proposed maximum aggregate offering price of the underwriter’s warrants is $ , which is equal to 120% of $ ( % of $ ).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement related to these securities filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED [●], 2017

Summit Semiconductor

Common Membership Interest Units

We are offering            common membership interest units. This is our initial public offering and no public market currently exists for our common membership interest units. The initial public offering price of our common membership interest units is expected to be between $          and $          per unit. We intend to apply to list our common memberships interest units on the Nasdaq Capital Market under the symbol “WISA.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common membership interest units involves risks. See “Risk Factors” beginning on page [●] of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

	Per Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$

(1)	See “Underwriting” beginning on page [●] for additional information regarding underwriting compensation.

The underwriter expects to deliver the common membership interest units to the purchasers on or about , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Alexander Capital, L.P.

The date of this prospectus is          , 2017.

You should rely only on the information contained in this document and any free writing prospectus we provide to you. We and the underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common membership interest units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We and the underwriter have not done anything that would permit this offering, or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of common membership interest units and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common membership interest units, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Summit,” “SS,” “Company,” “our,” “us,” and “we” in this prospectus to refer to Summit Semiconductor, LLC and, where appropriate, our consolidated subsidiaries.

Summit Semiconductor, LLC

Overview

We believe that the future of audio technology is in wireless devices and that Summit is well positioned to deliver best in class wireless audio technologies to mainstream consumers and audio enthusiasts. According to a June 2017 report by Markets and MarketsTM research firm that can be found at www.marketsandmarkets.com, the wireless audio market is projected to be $31.80 billion by 2023, making it one of the fastest growing consumer segments. We currently sell modules which wirelessly transmit and receive audio directly to speakers, and which are also fully certified and compatible with the Wireless Speaker and Audio (WiSA) Association’s current Compliance Test Specification (CTS), which tests the interoperability and quality of products that offer wireless, interference free, uncompressed High-Definition audio. Additionally, we plan to license our proprietary software technology, currently imbedded in our wireless modules, to other companies who can then embed our technology into other Wi-Fi enabled smart devices. The segment of the wireless audio market that Summit focuses on is comprised of scalable multichannel solutions with levels of latency that are low enough to synchronize with video. The term multichannel refers to the use of multiple audio tracks to reconstruct sound on a multi-speaker sound system.

As part of the effort to grow the wireless multichannel home audio segment, Summit was a founding member of the Wireless Speaker and Audio Association (WiSA), an association dedicated to providing industry leadership and consumer choice through interoperability testing between brands. There are currently over 40 brands participating in WiSA. Products certified and marked with a WiSA logo have been tested to interoperate. This preserves consumer choice by enabling consumers to choose different wireless transmitting products across different brands where audio is decoded with speakers that have the WiSA logo displayed. Our marketing strategy focuses on, what we believe, are two emerging wireless audio market needs: better audio quality and lower signal latency. Summit currently sells custom semiconductor chips and wireless modules to a growing list of consumer electronics customers including major brands such as Bang & Olufsen, Klipsch, LG and Onkyo/Pioneer. We believe that a growing adoption of our technology by leaders in consumer electronics will revolutionize the way people experience media content through their mobile devices, TVs, game consoles and PCs.

Our Business Focus

Our primary business focus is to enable mainstream consumers and audio enthusiasts to experience high quality audio. We intend to continue selling our semiconductors and wireless modules to consumer electronics companies while also increasing our focus on implementing a software licensing business segment.

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Industry Background

The wireless audio market is expected to grow from $16.13 billion in 2016 to $31.80 billion by 2023 according to a June 2017 report by Markets and MarketsTM research firm. The primary growth segments for in home entertainment have been “Bluetooth” stereo accessories which include single speakers, headsets, and more recently, “multi-room” stereo speakers that use your home’s Wi-Fi network to stream audio throughout the house. According to a September 2017 article available at www.dealerscope.com the recent emergence of the latter component audio system has presented issues in latency and quality among wireless devices, which Summit’s technology aims to fix.

Our Technology

Our technology addresses some of the main issues that we perceive are hindering the growth of the home theater: complexity and cost. We believe consumers want to experience theater quality surround sound from the comfort of their homes. However, wired home theater systems often require expensive audio-visual (AV) receivers to decode the audio stream, leaving the consumer with the burden of concealing the wires. Hiring a professional to hide the wires into the walls or floor is invasive, complicated, costly and time consuming. Further, people that rent as opposed to own may not be able to install these systems as the installation construction needed may not be permitted under a lease agreement. Our first-generation wireless technology addresses these problems by transmitting wireless audio to each speaker at Blu-ray quality (uncompressed 24bit audio up to 96k sample rates) and emphasizing ease of setup. To our knowledge, Summit’s custom chip and module technology is one of the only technologies available today that can stream up to eight separate wireless audio channels with low latency, removing lip-sync issues between the audio and video sources. In addition, every speaker within a system that utilizes our technology can be synchronized to less than one micro second, thus eliminating phase distortion between speakers. Summit’s first-generation technology shows that wireless home theater systems are viable home audio solutions for the average consumer and audio enthusiast alike.

Summit is currently developing certain proprietary software for which patent applications have been submitted (“Summit second generation technology”) that we believe will provide similar functionality and quality and allow us to compete effectively with Bluetooth technology in the wireless audio application. We believe our software based-solution which other brands can integrate into their devices and will (i) reduce integration costs for mass market use, (ii) utilize Wi-Fi for wireless connectivity, making the need for complex physical wire installations unnecessary (iii), provide a low power consumption option to allow for use in battery powered devices, and (iv) provide compatibility with popular consumer electronic operating systems.

Additionally, we believe our software based solution will have certain advantages compared to our custom chip and modules we currently have available since our current chips and modules require brands to integrate a separate dedicated Summit transmit module even if a Wi-Fi module is included in the design of the device. Our custom chip and module solution may not be appropriate for integrating into certain devices because it adds to system cost, power consumption, and occupied space. We intend to leverage what we’ve learned from our current products to help us develop a product that can be easily ported to run as software on any Wi-Fi module and media system on chip (SOC) combination as opposed to a proprietary wireless audio module. This new approach eliminates the cost of a second radio so there is no additional material cost, assuming there is a Wi-Fi module already integrated into the device.

WiSA Association

Our wholly owned subsidiary, WiSA, LLC is an association comprised of brands, manufacturers, and influencers within the consumer electronics industry, whom agree that a standardized method of interoperability between wireless audio components should exist and most of whom believe that products should be brought to market with this goal in mind. WiSA creates, maintains and manages specifications for wireless interoperability that are available to all association members. For products with a WiSA Certification, WiSA also creates, maintains and manages testing criteria and specifications for all products to be listed, marketed and sold. WiSA Certification is an industrywide “stamp of approval” certifying that a product is interoperable with other WiSA Certified products and has passed several high-performance tests ensuring low levels of latency, tight channel synchronization.

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Currently, WiSA Certified products are required to use Summit modules in order to meet the standards set by the association. As a result, WiSA members purchase modules from us in order to build their products.

Among WiSA certified products, consumers will be able to outfit their home entertainment system with WiSA certified speakers and components from any participating vendor with the assurance that the devices will interoperate and provide high quality wireless High Definition surround sound.

The Association manages logo usage and trademark guidelines, investigates alternative markets, connects brands to manufacturing resources, and provides industry leadership in solving the challenges facing the home theater and commercial markets in the integration of wireless audio technology.

Modules

Summit has designed wireless modules that provide high performance wireless audio for our customers to build into their products like a speaker, TV, or dongle for example. These modules include our custom semiconductors with our intelectual property (IP) built in as well as a Wi-Fi radio for communications. By designing and selling these modules we can reduce our customers design expense, accelerate their time-to-market cycle, and reduce the cost of each module. Summit offers both a “TX” module to transmit the audio from a host device like a media hub, TV or dongle to WiSA enabled speakers and an “RX” model for speakers, that receives the wireless audio signal and processes it for audio play out.

Modules for Consumer Products

Summit’s TX modules are targeted for integration into TVs, AV receivers, media hubs, small dongles and connect through USB or HDMI ports of these devices. Summit’s transmitter, with its integrated antenna, is designed to support rooms as large as ten meters by ten meters with uncompressed, 24 bit 96 kHz audio. The module supports a simple interface, with Inter-IC Sound (I2S) or USB audio and control.

Summit’s receiver interfaces to a digital amplifier and is designed to be integrated directly into a home theater speaker. Integrated antennas support 24 bit, 96 kHz audio anywhere within a 10 meters by 10 meters space. It supports one or two separate audio outputs via I2S. An optional interface (@RX) can be enabled to configure the speaker type and provide volume/mute control at the speaker. Alternatively, the speaker type can be assigned at the factory for preconfigured Home Theater in a Box (HTiB) applications.

Summit Speaker Systems

There are speaker systems utilizing Summit’s technology currently in the market with a price range of $1,000 to over $80,000. We believe the technology allows brands and retailers to provide high quality systems to consumers at a multitude of price points. Further, multi-channel systems can be easily expanded, allowing a consumer to start with a basic 2.0 (stereo) or sound-bar system and expand over time.

The Summit Opportunity

We believe the cost, mobility, video support, easy installation and quality create a market opportunity for Summit technologies be adopted by the consumer electronics industry as described below.

Cost

We believe the simplicity and cost structure of our upcoming embedded software solution will make our prices competitive, allowing consumer electronics companies to integrate our technology, while also delivering high quality audio.

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Mobility

Mobile devices are popular for streaming video, gaming and using Virtual Reality (VR) applications. We believe this is driving a need for an embedded high fidelity wireless solution in the mobile device that can transmit audio to headsets or speakers within a room.

Video Support

Wireless audio capable of supporting video has become a priority for consumers across a variety of high volume multimedia platforms, including TV’s, smartphones, game consoles and set-top boxes. Video applications require audio and video to be perfectly synchronized in order to avoid lip-sync and audio phase distortion issues. Summit’s technology prioritizes low latency and synchronization to less than one micro second, thus practically eliminating phase distortion between speakers.

Ease of Installation

We believe the home theater market has moved toward simplicity in recent years. The costly and inconvenient home theaters of the past have left consumers with a desire for audio systems that provide a simplified installation process. We believe that new audio systems, including the predominant sound bar system, are unable to provide high levels of performance especially in the surround-sound market. Summit’s technology greatly simplifies the installation process of true surround-sound systems. This allows consumers to install a home theater system with the same amount of effort as a sound bar but enjoy a far superior experience. An overwhelming majority of the content entering our homes through digital TV and streaming services is provided in a multi-channel format, which is why Summit’s goal is to facilitate enjoyment of true surround sound for both the everyday consumer and audio enthusiast.

In addition to easy installation, Summit modules provide consumers with a multitude of options, allowing customization of a home theater specific to each consumer, without being forced to stick with one brand of speaker. For example, our hope is that a consumer might start with a Summit enabled sound bar for their television and then add a Summit enabled subwoofer. That same system can be easily upgraded to a variety of surround sound systems by simply adding more speakers. Our technology will allow consumers to upgrade an audio system or just one component of the system without the need to replace the entire system, consumers can keep the original transmitter, sound bar, and subwoofer and integrate them seamlessly into a new system. Being able to outfit a home entertainment system with Summit-enabled speakers and components gives consumers the ability to express their individual preference and needs and provides the assurance that the devices will interoperate, delivering the highest standard in HD wireless surround sound.

Dissatisfaction with Bluetooth Performance and Quality

We believe consumers want better performance and quality from their Bluetooth audio devices. For example, they may want headsets that stay connected over longer distances or products that offer better audio fidelity. By offering a solution that addresses these issues at a comparable price point to Bluetooth, we believe we can build consumer demand for our technology.

Profitability of Audio Component Accessories

HDTVs are getting thinner and it is becoming increasingly difficult to incorporate the latest electronic advances into such thin displays. We expect that eventually most of the electronics will be external to the display. We believe the first physical feature to go will be the audio component, since there is very little room for quality speakers in today’s thin displays. We believe HDTV manufacturers know they need to provide an audio alternative. Additionally, since cost is a significant consideration, we believe some manufacturers may offer external sound bars which will satisfy some consumers, but perhaps not the consumers who desire a high-quality audio alternative. We believe these developments are creating an inflection point in the market, and manufacturers are looking to Summit’s technology to create a standard for wireless audio interoperability that will support a long-term product strategy for the successful development of high quality, wireless audio products. By designing speaker systems that incorporate Summit’s technology, consumer electronics companies will be able to sell easy-to-install surround sound audio solutions alongside televisions.

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Consumers want to enjoy improved audio on existing content

We believe the growth in the number of video devices streaming multi-channel audio content coupled with new 3D immersive sound experiences from Dolby ATMOS and DTSx will help propel the demand for wireless speakers well into the future.

Consumers want to be able to enjoy wireless audio without interference from other wireless signals

Having other devices nearby that also use the 5 GHz band will not affect the performance of a Summit enabled audio system, as Summit’s technology can seamlessly switch to another frequency within the 5 GHz band. The 5 GHz U-NII spectrum utilized by Summit technology has up to 24 channels available that are constantly monitored for interference using the Dynamic Frequency Selection (DFS) sub-band between 5.2 and 5.8 GHz. When interference is detected, the next channel, having been monitored for over one minute and confirmed for accessibility, is ready to go and Summit enabled devices switch seamlessly to that channel, without the user ever noticing or the audio experience being affected.

What makes Summit unique

Both the proprietary technology and the adoption by leaders in consumer electronics are differentiating factors for Summit. Management believes Summit is the only company with the technical capabilities of transmitting high resolution, low latency, and speaker synchronization of wireless audio capable of supporting up to 8 channels. Premium consumer brands, like Bang and Olufsen, have begun to adopt our technology as a valued feature in performance products.

Category defining wireless audio

Summit’s wireless technology delivers 8 channels of uncompressed audio directly to the speakers in 24 bit and up to 96 kHz sample rates. This means that a consumer can experience audio exactly as it was mastered in the studio. Summit’s technology supports surround sound systems up to 7.1(Eight Channel Surround Audio System). Summit’s technology roadmap includes proprietary software, currently in development, that will support 802.11 Wi-Fi protocol while delivering similar performance to our first-generation solution. This proprietary software has been designed to scale in audio channel count and sample rates even as Wi-Fi performance or network utilization changes.

Summit Customers

Well known consumer electronics brands realize the opportunity to create wireless audio products that are simple to install and perform at high levels. Brands such as Bang and Olufsen and Klipsch have chosen Summit technology to drive their wireless home audio/theater product assortments. We believe their leadership has brought credibility to the technology and paved the way at retail for other brands to follow.

Our Strategy

Our goal is to establish and maintain a leadership position as the ubiquitous standard for hi-fidelity wireless, multi-channel audio. To obtain and enhance our position as the leading standard in the audio space, we intend to:

●	improve recognition of our Summit brand and WiSA standard brand;

●	provide excellent products and services to our customers and members;

●	make sure our technology is accessible to all consumers by having our technology in consumer electronics devices that sell at a variety of price points;

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●	expand market awareness of wireless multi-channel hi-fidelity audio experience availability;

●	reduce hardware costs while moving towards a software licensing business model;

●	enhance and protect our intellectual property portfolio;

●	invest in highly qualified personnel; and

●	build innovative products alongside the world’s leading consumer electronics companies.

We currently sell our modules to a customer base that is primarily comprised of companies that sell their electronics in relatively small quantities. As the larger consumer electronics companies whom we are working with begin to sell new Summit enabled products, we expect that orders for our modules will increase proportionally. With larger orders, we believe that we can take advantage of economies of scale and improve our gross margins on our modules.

Interoperability

Interoperability is a key component to wireless technology. We believe this is especially true in audio, where unique designs, price points, audio quality and capabilities as well as consumer brand loyalties are significant factors for the end consumer. Creating home theater and audio components that all work with an interoperable standard creates a high level of confidence in retailers and consumers and helps drive the entire category. Interoperability also increases the opportunity for specialized brands to create new and innovative products knowing they can focus on their specific part of the market and rely on others to create the necessary cohort components.

Proprietary Software

A significant amount of our time and resources are being allocated towards launching a software licensing part of our business. Customers will receive a license for our TX software, so that any of their devices with a suitable Wi-Fi radio can transmit audio compliant with our standard without having to purchase and integrate our TX module. We believe that this software will be well positioned for use by major consumer electronics companies in many devices including televisions, handsets, gaming consoles, and computers. Patent applications have been submitted for this software.

Speaker companies under this new model would purchase Wi-Fi modules with our software pre-installed from an original equipment manufacturer (“OEM”), rather than buying modules directly from us. The OEM would pay a royalty to us based on how many modules with our software that it sold.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

●	Our success depends on maintaining and increasing our sales, which depends on factors we cannot control, including the viability and reputation of our customers and their products.

●	If we are unable to sell our modules into new markets or to new consumer electronics companies, our revenue may not grow.

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business prospects would suffer.

●	Our business is dependent upon our ability to deploy and deliver our solutions, and the failure to meet our customers’ expectations could harm our reputation, which may have a material adverse effect on our business, operating results and financial condition.

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●	We have not been profitable historically and may not achieve or maintain profitability in the future.

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

Corporate Information

We were formed as Summit Semiconductor, LLC, a Delaware limited liability company, on July 23, 2010. We run our operations through Summit Semiconductor, LLC as well as through our wholly-owned subsidiaries, Summit Semiconductor K.K., a Japanese corporation and WiSA, LLC, a California limited liability company.

Our principal executive offices are located at 20575 NW Von Neumann Drive, Suite 100, Beaverton, Oregon 97006 and our telephone number is (503) 615-7700. Our website address is www.summitwireless.com. The website for WiSA is http://www.wisaassociation.org. The information contained on, or that can be accessed through, our websites is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common membership interest units.

Summit Semiconductor, Summit WirelessTM, the Summit Semiconductor logo and other trade names, trademarks or service marks of Summit Semiconductor appearing in this prospectus are the property of Summit Semiconductor, LLC. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

●	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

●	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion, or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common membership interest units that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common membership interest units less attractive as a result of these elections, which may result in a less active trading market for our common membership interest units and higher volatility in our membership interest unit price.

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The Offering

Common membership interest units offered by us	units

Total common membership interest units to be outstanding after this offering	units

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million, assuming an initial public offering price of $ per unit, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common membership interest units, and facilitate our future access to the capital markets. We expect to use the net proceeds of this offering for working capital, debt servicing and other general corporate purposes. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. These expectations are subject to change. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common membership interest units.

Proposed NASDAQ symbol	“WISA”

Our common membership interest units that will be outstanding after this offering is based on 99,094,071 of common membership interest units outstanding as of September 30, 2017 and assumes both (i) the conversion of all outstanding convertible promissory notes and (ii) preferred membership interest units to common membership units but excludes all warrants outstanding or issuable in connection with this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	the conversion of both (i) all outstanding convertible promissory notes and (ii) preferred membership interest units to common membership interest units;

●	no exercise of warrants outstanding or issuable in connection with this offering; and

●	no exercise by the underwriter of their option to purchase any common membership interest units.

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Summary Consolidated Financial and Other Data

The following summary consolidated financial information should be read together with our consolidated financial statements and related notes, as well as the information found under the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2015	2016
Revenue, net	$2,111,995	$1,273,113
Cost of revenue	2,206,751	1,533,790
Gross profit	(94,756)	(260,677)
Operating Expenses:
Research and development	5,748,282	5,218,958
Sales and marketing	2,168,383	2,049,265
General and administrative	809,205	967,690
Total operating expenses	8,725,870	8,235,913
Loss from operations	(8,820,626)	(8,496,590)
Interest expense	(392,284)	(1,863,746)
Change in fair value of warrant liability	—	568,103
Other income (expense), net	125,727	93,399
Loss before provision for income taxes	(9,087,183)	(9,698,834)
Provision for income taxes	9,922	9,435
Net loss	$(9,097,105)	$(9,708,269)
Net loss per common unit:
Basic and diluted	$(0.40)	$(0.49)
Weighted average number of common units used in computing net loss per common unit:
Basic and diluted	22,604,551	19,785,238

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RISK FACTORS

Investing in our common membership interest units involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase common membership interest units. If any of the following risks is realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our common membership interest units could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Loss of key customer.

A small number of our customers may represent a significant percentage of our revenue. Although we may have agreements with these customers, these agreements typically do not require any minimum purchases and do not prohibit customers from using competing technologies or customers from purchasing products and services from competitors. Because many of our markets are rapidly evolving, customer demand for our technologies and products can shift quickly. Our largest customer, Bang and Olufsen represented 45% of our revenue for the year ended December 31, 2016 while two other customers represented 20% and 13% respectively, of our revenue for the year ended December 31, 2016.

Reliance on semiconductor and module manufacturers.

Our revenue from the sale of modules to consumer electronics and speaker companies depends in large part upon the availability of our modules that implement our technologies. Our manufacturers incorporate our technologies into these modules, which are then incorporated in consumer entertainment products. We do not manufacture these modules, but rather depend on manufacturers to produce the modules which we then sell to our customers. We do not control the manufacturers. While we have a longstanding relationship with our manufacturer(s), there can be no assurance that our manufacturers will continue to timely produce our modules. Change in management of our manufacturer or a change in their operations could negatively affect our production and cause us to seek other manufacturers which we may not be able to obtain on the same or similar terms as our current manufacturers. This could have a negative effect on our operations.

Declines or Problems with WiSA Association Membership could negatively affect our reputation.

We rely significantly on the members of our subsidiary, WiSA, LLC (the “Association”) to uphold the standards and criteria of interoperable audio products. If we lose members or new technology is developed that is easier to incorporate than ours, the Association may dwindle and the sales of our modules could diminish as well. In addition, failure of our members to adhere to our policies designed to interoperability between audio systems could undermine the integrity of our brand.

Failure to stay on top of technology innovation could harm our business model.

Our revenue growth will depend upon our success in new and existing markets for our technologies. The markets for our technologies and products are defined by:

●	Rapid technological change;

●	New and improved technology and frequent product introductions;

●	Changing consumer and demands;

●	Evolving industry standards; and

●	Technology and product obsolescence.

Our future success depends on our ability to enhance our technologies and products and to develop new technologies and products that address the market needs in a timely manner. Technology development is a complex, uncertain process requiring high levels of innovation, highly-skilled engineering and development personnel, and the accurate anticipation of technological and market trends. We may not be able to identify, develop, acquire, market, or support new or enhanced technologies or products on a timely basis, if at all.

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Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the rate of growth of our business.

General worldwide economic uncertainty and political changes in the United States and elsewhere could impact our business. Such conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to reevaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results, financial condition and cash flows could be adversely affected.

Consumer spending weakness could impact our revenue.

Weakness in general economic conditions may suppress consumer demand in our markets. Many of the products in which our technologies are incorporated are discretionary goods, such as home-theater systems and speaker systems for commercial use. Weakness in general economic conditions may also lead to customers becoming delinquent on their obligations to us or being unable to pay, resulting in a higher level of write-offs. Economic conditions may impact the amount businesses spend on their speaker systems. Weakness in economic conditions could lessen demand for our products and negatively affect our revenue.

We have not been profitable historically and may not achieve or maintain profitability in the future.

We have posted a net loss in each year since inception, including net losses of ($9,097,105) and ($9,708,269) in the years ended December 31, 2015 and 2016, respectively. As of December 31, 2016, we had an accumulated deficit of ($82,631,210). While we expect to experience stronger revenue growth in future periods, we are not certain whether or when we will obtain a high enough volume of sales of our solutions to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we expect to continue to expend substantial financial and other resources on:

●	sales and marketing, including a significant expansion of our sales organization, both domestically and internationally;

●	research and development related to our solutions, including investments in our engineering and technical teams;

●	continued international expansion of our business; and

●	general and administrative expenses, including legal and accounting expenses preparing for and related to being a public company.

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These investments may not result in increased revenue or growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, operating results and financial position may be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not achieve or maintain profitability in the future.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business and the proceeds from this offering, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing membership interest unit holders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common membership interest units. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a material adverse effect on our business, operating results, financial condition and prospects.

We face intense competition in our industry, and we may not be able to compete successfully in our target markets.

The digital audio, consumer electronics and entertainment markets are characterized by intense competition, subject to rapid change, and are significantly affected by new product introductions and other market activities of industry participants. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition, a longer operating history, broader product lines, lower cost structures and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements.

Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular product standard or a competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be in a position to deliver competitive products at a lower price than we can, along with the potential to conduct strategic acquisitions, joint ventures, subsidies and lobbying industry and government standards, hire more experienced technicians, engineers and research and development teams than we can. As a result, we may not be able to compete effectively against any of these organizations.

Our ability to compete in our current target markets and future markets will depend in large part on our ability to successfully develop, introduce and sell new and enhanced products or technologies on a timely and cost-effective basis and to respond to changing market requirements. We expect our competitors to continue to improve the performance of their current products and potentially reduce their prices. In addition, our competitors may develop future generations and enhancements of competitive products or new or enhanced technologies that may offer greater performance and improved pricing or render our technologies obsolete. If we are unable to match or exceed the improvements made by our competitors, our market position and prospects could deteriorate and our net product sales could decline.

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Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our modules.

To increase total customers and customer recognition of WiSA Association products and to achieve broader market acceptance of our technology, we will need to expand our sales and marketing organization and increase our business development resources, including the vertical and geographic distribution of our sales force and our teams of account executives focused on new accounts and responsible for renewal and growth of existing accounts.

Our business requires that our sales personnel have particular expertise and experience in interoperability of audio systems, and the latest wireless audio technology. We may not achieve revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel with appropriate experience, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

Interruptions or performance problems associated with technology and wireless technology outside of our control may adversely affect our business and results of operations.

We may in the future experience performance issues due to a variety of factors, including wireless technology disruptions, human or software errors. If a wireless connection is compromised, our products will not work as designed and our business could be negatively affected. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time or a connection problem may be out of our control and could deter customers from purchasing wireless audio components.

We expect to continue to make significant investments to maintain and improve the performance of our modules. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, operating results and financial condition may be adversely affected.

Real or perceived errors, failures or bugs in our modules could adversely affect our operating results and growth prospects.

Because our modules are complex, undetected errors, failures or bugs may occur. Our module is installed and used in numerous audio systems of different brands with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our technology. Despite our testing, errors, failures or bugs may not be found in our modules until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our modules, which could result in customer dissatisfaction and adversely impact the perceived quality or utility of our products as well as our brand.

Any of these real or perceived errors, compatibility issues, failures or bugs in our modules could result in negative publicity, reputational harm, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to correct the problem. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions or delays in the use of our solutions, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

We rely on the cooperation of our customers to install our modules in their audio products.

Our modules are sold to our customers who are consumer electronics companies. Our customers install the modules into their products. Our customers’ audio products are sold to the general public who must then install the audio system into their homes or businesses. We do not oversee installation of our products and therefor have no control over the end result. If a module is not installed correctly in a customer product or an end consumer does not install their audio system correctly, our technology may not work properly, which could result in customer dissatisfaction or have a material adverse impact on our reputation, our business and our financial results.

If we do not or cannot maintain cutting edge technology and compatibility of our modules with products that our customers use, our business could suffer.

Our customers integrate our modules into their products. The functionality and popularity of our technology depends, in part, on our ability to produce modules that integrate into our customers’ products. Our customers may change the features of their technologies and audio systems as a whole may advance technologically. Such changes could functionally limit or terminate the utility of our product, which could negatively impact our customer service and harm our business. If we fail to maintain cutting edge technology and compatibility with the products our customers produce, we may not be able to offer the functionality that our customers need, and our customers may not purchase our modules, which would negatively impact our ability to generate revenue and adversely impact our business.

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Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter as a result of various factors, many of which are outside of our control, including:

●	the expansion of our customer base;

●	the renewal of subscription agreements with, and expansion of coverage by, existing customers;

●	the size, timing and terms of our sales to both existing and new customers;

●	the introduction of products or services that may compete with us for the limited funds available to our customers, and changes in the cost of such products or services;

●	changes in our customers’ and potential customers’ budgets;

●	our ability to control costs, including our operating expenses;

●	our ability to hire, train and maintain our direct sales force, engineers, and marketing employees;

●	the timing of satisfying revenue recognition criteria in connection with initial deployment and renewals; and

●	general economic and political conditions, both domestically and internationally.

Any one of these or other factors discussed elsewhere in this prospectus may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, results of operations and cash flows may not necessarily be indicative of our future performance.

Because of the fluctuations described above, our ability to forecast revenues is limited and we may not be able to accurately predict our future revenues or results of operations. In addition, we base our current and future expense levels on our operating plans and sales forecasts, and our operating expenses are expected to be relatively fixed in the short term. Accordingly, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

We conduct international operations, which exposes us to significant risks.

Our main office is in Oregon, but we also have employees in Japan and Taiwan and representatives in China and the Republic of Korea. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we already face in the United States. In addition, we invest time and resources in understanding the regulatory framework and political environments of our customers overseas in order to focus our sales efforts. Because such regulatory and political considerations are likely to vary across jurisdictions, this effort requires additional time and attention from our sales team and could lead to a sales cycle that is longer than our typical process for sales in the United States. We also may need to hire additional employees and otherwise invest in our international operations in order to reach new customers. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international efforts may not be successful.

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In addition, we will face risks in doing business internationally that could adversely affect our business, including:

●	the potential impact of currency exchange fluctuations;

●	the difficulty of staffing and managing international operations and the increased operations, travel, shipping and compliance costs associated with having customers in numerous international locations;

●	potentially greater difficulty collecting accounts receivable and longer payment cycles;

●	the availability of coverage by wireless and internet carriers in international markets;

●	higher or more variable costs associated with wireless and internet carriers and other service providers;

●	the need to offer customer support in various languages;

●	challenges in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

●	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control;

●	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

●	tariffs and other non-tariff barriers, such as quotas and local content rules;

●	more limited protection for our intellectual property in some countries;

●	adverse or uncertain tax consequences as a result of international operations;

●	currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

●	restrictions on the transfer of funds;

●	deterioration of political relations between the United States and other countries; and

●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Also, we expect that due to costs related to our international efforts and the increased cost of doing business internationally, we will incur higher costs to secure sales to international customers than the comparable costs for domestic customers. As a result, our financial results may fluctuate as we expand our operations and customer base worldwide.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, operating results and financial condition.

We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.

Our future success depends in large part on the continued contributions of our senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our products, and our strategic direction. We also depend on the contributions of key technical personnel.

We do not maintain “key person” insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

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If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Volatility or lack of positive performance in our membership interest unit price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of membership interest units or warrants to purchase membership interest units. Employees may be more likely to leave us if the units they own or the units underlying their vested warrants have significantly appreciated in value relative to the original purchase prices of the units or the exercise prices of the warrants, or, conversely, if the exercise prices of the warrants that they hold are significantly above the market price of our common membership interest units. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely affected.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

Risks Related to Our Intellectual Property

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license under patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any of our patent rights, copyrights, trademarks or other intellectual property rights may be challenged by others, weakened or invalidated through administrative process or litigation.

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As of September 30, 2017, we had eight issued and one pending U.S. patents covering our technology. We have patent applications pending for examination in one other jurisdictions around the world. We also license issued U.S. patents from others. The patents that we own or license from others (including those that may be issued in the future) may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted.

Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented software or technology.

Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our software is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, financial condition and cash flows.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims.

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There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software and may be unable to compete effectively. Any of these results would adversely affect our business, operating results, financial condition and cash flows.

If we are unable to protect our intellectual property, or if we infringe on the intellectual property rights of others, our business may be harmed.

Our success depends in part on intellectual property rights to the products that we develop. We rely on a combination of contractual rights, including non-disclosure agreements, trade secrets, copyrights and trademarks, to establish and protect our intellectual property rights in our names, services, methodologies and related technologies. If we lose intellectual property protection or the ability to secure intellectual property protection on any of our names, confidential information or technology, this could harm our business. Our intellectual property rights may not prevent competitors from independently developing services and methodologies similar to ours, and the steps we take might be inadequate to deter infringement or misappropriation of our intellectual property by competitors, former employees or other third parties, any of which could harm our business. We own registered trademarks in the United States that have various expiration dates unless renewed through customary processes. Our trademark registrations may be unenforceable or ineffective in protecting our trademarks. Our trademarks may be unenforceable in countries outside of the United States, which may adversely affect our ability to build our brand outside of the United States.

Although we believe that our conduct of our business does not infringe on the intellectual property rights of others, third parties may nevertheless assert infringement claims against us in the future. We may be required to modify our products, services, internal systems or technologies, or obtain a license to permit our continued use of those rights. We may be unable to do so in a timely manner, or upon reasonable terms and conditions, which could harm our business. In addition, future litigation over these matters could result in substantial costs and resource diversion. Adverse determinations in any litigation or proceedings of this type could subject us to significant liabilities to third parties and could prevent us from using some of our services, internal systems or technologies.

Risks Related to this Offering and Ownership of Our Common Membership Interest Units

There has been no prior market for our common membership interest units. An active market may not develop or be sustainable and investors may not be able to resell their common membership interest units at or above the initial public offering price.

There has been no public market for our common membership interest units prior to this offering. The initial public offering price for our common membership interest units will be determined through negotiations between the underwriter and us and may vary from the market price of our common membership interest units following the completion of this offering. If you purchase common membership interest units in this offering, you may not be able to resell that interest at or above the initial public offering price. An active or liquid market in our common membership interest units may not develop upon completion of this offering or, if it does develop, it may not be sustainable.

Our membership interest unit price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing common membership interest units in this offering.

The initial public offering price for a common membership interest unit sold in this offering will be determined by negotiation between the representatives of the underwriter and us. This price may not reflect the market price of our common membership interest units following the completion of this offering. In addition, we expect the market price of our common membership interest units may be volatile for the foreseeable future. The market price of our common membership interest units may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors described in this “Risk Factors” section:

●	actual or anticipated fluctuations in our operating results;

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●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	ratings changes by any securities analysts who follow our company;

●	announcements by us of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	changes in operating performance and membership interest units market valuations of other software companies generally;

●	price and volume fluctuations in the overall membership interest units market, including as a result of trends in the economy as a whole;

●	changes in our board of directors or management;

●	sales of large blocks of our common membership interest units, including sales by our executive officers, directors and significant membership interest unit holders;

●	lawsuits threatened or filed against us;

●	short sales, hedging and other derivative transactions involving our capital membership interest units;

●	general economic conditions in the United States and abroad; and

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many software companies. Stock prices of many software companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results, financial condition and cash flows.

Substantial future sales of our common membership interest units could cause the market price of our common membership interest units to decline.

Sales of a substantial number of our common membership interest units in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common membership interest units and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common membership interest units.

All of our directors, executive officers and holders of more than 5% of our common membership interest units are subject to lock-up agreements that restrict the membership interest unit holders’ ability to transfer a membership interest unit for 180 days from the date of this prospectus. Subject to certain exceptions, the lock-up agreements limit the amount of membership interest units that may be sold immediately following this initial public offering. Subject to certain limitations, as of September 30, 2017, approximately 275,556 common membership interest units, 21,114,800 common membership interest units issuable upon exercise of warrants, 25,248,340 common membership interest units issuable upon conversion of outstanding convertible promissory notes and 37,182,744 common membership interest units issuable upon conversion of outstanding preferred membership interest units will become eligible for sale upon expiration of the 180-day lock-up period. The underwriter of this offering may, in their sole discretion, permit our membership interest unit holders who are subject to these lock-up agreements to sell common membership interest units prior to the expiration of the lock-up agreements.

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Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common membership interest units will be substantially higher than the pro forma net tangible book value per unit of our common membership interest units outstanding immediately following the completion of this offering. Therefore, if you purchase a common membership interest unit in this offering at an assumed initial public offering price of $ ______ per unit, you will experience immediate dilution of $          per unit, the difference between the price per unit you pay for our common membership interest units and its pro forma net tangible book value per unit as of September 30, 2017, after giving effect to the issuance of common membership interest units in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased a common membership interest unit.

In addition, we have issued warrants to acquire common membership interest units at prices significantly below the initial public offering price. To the extent outstanding warrants are ultimately exercised, there will be further dilution to investors purchasing our common membership interest units in this offering. In addition if we issue additional equity securities, you will experience additional dilution.

If we are not able to comply with the applicable continued listing requirements or standards of the NASDAQ Capital Market, NASDAQ could delist our common membership interest units.

In conjunction with this offering we will apply to list our common stock on the NASDAQ Capital Market. Should we be listed on NASDAQ, in order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum membership interest unit holders’ equity, minimum unit price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our unit price and trading volume could decline.

The trading market for our common membership interest units will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common membership interest units or change their opinion of our common membership interest units, our unit price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our unit price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

We currently intend to use the net proceeds to us from this offering primarily for research and development, debt repayment and general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of, or strategic investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business, which could cause the price of our common membership interest units to decline.

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We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common membership interest units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and membership interest unit holder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” for up to five years, although we will cease to be an “emerging growth company” upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, or the Exchange Act. We cannot predict if investors will find our common membership interest units less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. If some investors find our common membership interest units less attractive as a result, there may be a less active trading market for our common membership interest units and our membership interest units price may be more volatile.

We will incur substantial increased costs as a result of being a public company.

As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional corporate employees to comply with these requirements, we may need to hire more corporate employees in the future or engage outside consultants, which would increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in the filings that we will be required to make as a public company, our business, operating results and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If any such claims are successful, our business, operating results and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, operating results and financial condition.

If we fail to make necessary improvements to address the material weaknesses in our internal control over financial reporting identified by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our common stock to decline.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, our independent registered public accounting firm identified in their report to our audit committee that we had material weaknesses in our internal control over financial reporting as of December 31, 2016 due to (i) inadequate segregation of duties; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines. A material weakness is defined in the standards established by the Public Company Accounting Oversight Board (United States) as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management and independent registered public accounting firm did not and were not required to perform an evaluation of our internal control over financial reporting as of and for the years ended December 31, 2015 and 2016 in accordance with the provisions of the JOBS Act.

We are in the process of taking steps intended to remedy these material weaknesses, and we will not be able to fully address these material weaknesses until these steps have been completed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” for information regarding our remediation efforts. If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud. In addition, we cannot be certain that any such steps we undertake will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause our stock price to decline. As a result of such failures, we could also become subject to investigations by the NASDAQ Stock Market, the U.S. Securities and Exchange Commission, or SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, any of which could harm our reputation and financial condition, and divert financial and management resources. Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weaknesses, continued disclosure of our material weaknesses will be required in future filings with the SEC, which could reduce investor confidence in our reported results and our cause our stock price to decline.

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We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common membership interest units and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common membership interest units after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our executive officers, directors and principal membership interest unit holders own a significant percentage of our membership interest units and will be able to exert significant control over matters subject to membership interest unit holder approval.

Following this offering, our directors, executive officers and holders of more than 5% of our common membership interest units, all of whom are represented on our board of directors, together with their affiliates will beneficially own [_____%] of the voting power of our outstanding membership interest units. As a result, these membership interest unit holders will, immediately following this offering, be able to determine the outcome of matters submitted to our membership interest unit holders for approval. This ownership could affect the value of your common membership interest units by, for example, these membership interest unit holders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination. This concentration of ownership may also adversely affect the market price of our common membership interest units.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

●	our ability to continue to increase revenue, secure new consumer electronics customers and maintain existing customers;

●	our ability to continue to add new customers for our public safety and security solutions;

●	the effects of increased competition as well as innovations by new and existing competitors in our market;

●	our ability to effectively manage or sustain our growth;

●	our ability to maintain, or strengthen awareness of, our solutions and our reputation;

●	potential acquisitions and integration of complementary business and technologies;

●	our expected use of proceeds;

●	perceived or actual integrity, reliability, quality or compatibility problems with our solutions, including related to unscheduled downtime or outages;

●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and membership interest unit performance;

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●	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

●	our ability to grow both domestically and internationally;

●	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

●	our ability to maintain, protect and enhance our intellectual property;

●	costs associated with defending intellectual property infringement and other claims; and

●	the future trading prices of our membership interest units and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering. In addition, statements that state “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

Neither we nor the underwriter have independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of [______] our common membership interest units in this offering will be approximately $ [__________] million, based upon an assumed initial public offering price of $          per unit, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $          per unit, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $          million, assuming that the amount of common membership interest units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of common membership interest units we are offering. A 1,000,000 unit increase or decrease in the number of common membership interest units offered by us would increase or decrease the net proceeds to us from this offering by approximately $          million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change by these amounts in the initial offering price to the public or the common membership interest units offered by us would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common membership interest units and facilitate our future access to the capital markets. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for working capital and other general corporate purposes, including investments in sales and marketing in the United States and internationally and in research and development. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DISTRIBUTION POLICY

We have never declared or paid any distributions on our common membership interest units. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash distributions in the foreseeable future. The payment of distributions will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of distributions present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to covenants under our debt arrangement that place restrictions on our ability to pay distributions.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2016:

●	on an actual basis;

●	on a pro forma basis, giving effect to the automatic conversion of all outstanding convertible promissory notes and all outstanding preferred membership interest units into 64,415,373 common membership interest units immediately prior to the completion of this offering; and

●	on a pro forma as adjusted basis to reflect the sale by us of [_______] common membership interest units in this offering at an assumed initial public offering price of $[____] per membership interest unit, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after using [______] of the net proceeds to pay a portion of the outstanding principal under our debt facility.

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You should read the information in this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2016
(unaudited)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$92,262	$92,262		$92,262
Promissory notes	120,583	120,583		120,583
Convertible notes payable	3,734,517	—		—
Preferred units, no par value, 41,438,818 authorized and outstanding actual; 69,537,594 units outstanding, as adjusted	64,734,841	—		—
Members’ Deficit:
Common units, no par value, 5,122,221 units authorized and outstanding actual; 69,537,594 units outstanding, as adjusted	9,913,210	78,382,568
Accumulated other comprehensive loss	(37,396)	(37,396)
Accumulated deficit	(82,631,210)	(82,631,210)
Total members’ deficit	(72,755,396)	(4,286,038)
Total capitalization	$(4,165,455)	$(4,165,455)	$

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DILUTION

If you invest in our common membership interest units, your interest will be diluted to the extent of the difference between the initial public offering price per unit of our common membership interests and the pro forma as adjusted net tangible book value per unit of our common membership interest units immediately after the completion of this offering.

Our historical net tangible book value as of December 31, 2016 was ($8,020,555), or ($1.57) per unit of common membership interest. Our historical net tangible book value per unit represents our total tangible assets less our total liabilities, divided by the common membership interest units outstanding as of December 31, 2016.

Our pro forma net tangible book value as of December 31, 2016 was ($8,020,555), or ($0.12) per unit of common membership interest. Pro forma net tangible book value per unit represents our total tangible assets less our total liabilities, divided by the common membership interest units outstanding as of December 31, 2016, after giving effect to the conversion of all outstanding convertible promissory notes and all of our outstanding units of our preferred membership interests into an aggregate of 64,415,373 common membership interest units immediately prior to the closing of this offering.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of (1) the sale of _______ common membership interest units in this offering at an assumed initial public offering price of per unit, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) the use of $________ in net proceeds to repay our debt. Our pro forma as adjusted net tangible book value as of December 31, 2016 was $ _______ , or $ per unit of common membership interest. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $ _____ per unit to our existing common membership interest unit holders.

The following table illustrates this dilution on a per unit basis to new investors:

Assumed initial public offering price per unit			$
Historical net tangible book value per unit as of December 31, 2016		$(1.57)
Increase per unit attributable to the pro forma transactions described above	$	[____]
Pro forma net tangible book value per unit as of December 31, 2016		$(0.12)
Increase in pro forma net tangible book value per unit attributed to new investors purchasing units from us in this offering	$
Pro forma as adjusted net tangible book value per unit after giving effect to this offering			$
Dilution in pro forma as adjusted net tangible book value per unit to new investors in this offering			$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering to be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $__ per unit would increase (decrease) the pro forma as adjusted net tangible book value per unit by approximately $ ___ , assuming the number of common membership interest units offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions.

The following table summarizes as of December 31, 2016, on the pro forma as adjusted basis described above, the number of our common membership interest units, the total consideration and the average price per unit (1) paid to us by our existing membership interest unit holders and (2) to be paid by investors purchasing our common membership interest units in this offering at an assumed initial public offering price of $_____ per unit, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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Weighted- Average Price Per Unit
	Units Purchased			Total Consideration
	Number	Percent		Amount	Percent
Existing membership interest unit holders			%	$		%	$
New investors
Total		100.0%		$	100.0%		$

The outstanding unit information in the table above is based on 69,537,594 units of common membership interest outstanding as of December 31, 2016, and excludes as of such date all warrants outstanding.

To the extent that warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional common membership interest units in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our membership interest unit holders.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read together with our consolidated financial statements and related notes, as well as the information found under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Results Of Operations

Years Ended December 31, 2015 and 2016

The following table sets forth certain information concerning our results of operations for the periods shown:

	Year ended December 31,
	2015	2016
Revenue, net	$2,111,995	$1,273,113
Cost of revenue	2,206,751	1,533,790
Gross profit	(94,756)	(260,677)
Operating Expenses:
Research and development	5,748,282	5,218,958
Sales and marketing	2,168,383	2,049,265
General and administrative	809,205	967,690
Total operating expenses	8,725,870	8,235,913
Loss from operations	(8,820,626)	(8,496,590)
Interest expense	(392,284)	(1,863,746)
Change in fair value of warrant liability	—	568,103
Other income (expense), net	125,727	93,399
Loss before provision for income taxes	(9,087,183)	(9,698,834)
Provision for income taxes	9,922	9,435
Net loss	$(9,097,105)	$(9,708,269)
Net loss per common unit:
Basic and diluted	$(0.40)	$(0.49)
Weighted average number of common units used in computing net loss per common unit:
Basic and diluted	22,604,551	19,785,238

	December 31,
	2015	2016
Consolidated balance sheet data:
Cash and cash equivalents	25,438	92,262
Working capital	(2,951,772)	(6,557,078)
Total assets	1,071,575	942,639
Total debt	1,782,533	3,855,100
Preferred units	—	64,734,841
Total members’ deficit	(2,663,776)	(72,755,396)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operation should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements and information relating to our business that reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties, including the risks in the section entitled Risk Factors beginning on page 11, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or achievements. Except as required by applicable law, including the securities laws of the United States, we expressly disclaim any obligation or undertaking to disseminate any update or revisions of any of the forward-looking statements to reflect any change in our expectations with regard thereto or to conform these statements to actual results.

Overview

We are a Delaware limited liability company formed on July 23, 2010. The address of our corporate headquarters is 20575 NW Von Neumann Drive, Suite 100, Beaverton, Oregon 97006. Our website address is www.summitwireless.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus.

We are an early stage technology company and our primary business focus is to enable mainstream consumers and audio enthusiasts to experience high quality audio. We intend to continue selling our semiconductors and wireless modules to consumer electronics companies while also increasing our focus on implementing a software licensing business segment.

Our plan also anticipates that our technology will address some of the main issues that we perceive are hindering the growth of the home theater: complexity and cost. We believe consumers want to experience theater quality surround sound from the comfort of their homes. However, wired home theater systems often require expensive audio-visual (AV) receivers to decode the audio stream, leaving the consumer with the burden of concealing the wires. Hiring a professional to hide the wires into the walls or floor is invasive, complicated, costly and time consuming. Further, people that rent as opposed to own may not be able to install these systems as the installation construction needed may not be permitted under a lease agreement. Our first-generation wireless technology addresses these problems by transmitting wireless audio to each speaker at Blu-ray quality (uncompressed 24bit audio up to 96k sample rates) and emphasizing ease of setup. To our knowledge, Summit’s custom chip and module technology is one of the only technologies available today that can stream up to eight separate wireless audio channels with low latency, removing lip-sync issues between the audio and video sources. In addition, every speaker within a system that utilizes our technology can be synchronized to less than one micro second, thus eliminating phase distortion between speakers. Summit’s first-generation technology shows that wireless home theater systems are viable home audio solutions for the average consumer and audio enthusiast alike.

We are currently developing certain proprietary software that we believe will provide similar functionality and quality and allow us to compete effectively with Bluetooth technology in the wireless audio application. We believe our software based-solution which other brands can integrate into their devices and will (i) reduce integration costs for mass market use, (ii) utilize Wi-Fi for wireless connectivity, making the need for complex physical wire installations unnecessary (iii), provide a low power consumption option to allow for use in battery powered devices, and (iv) provide compatibility with Linux or Android operating systems.

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To date, our operations have been funded through sales of our common equity, debt instruments, and revenue from the sale of our products. Our consolidated financial statements contemplate the continuation of our business as a going concern. However, we are subject to the risks and uncertainties associated with an emerging business, as noted above we have no established source of capital, and we have incurred recurring losses from operations since inception. These matters raise substantial doubt about our ability to continue as a going concern.

Plan of Operation

Our plan of operation is to focus our efforts in offering a suite of technologies that will enable mainstream consumers and audio enthusiasts to experience high quality audio. We intend to continue selling our semiconductors and wireless modules to consumer electronics companies while also increasing our focus on implementing a software licensing business segment.

We have designed wireless modules that provide high performance wireless audio for our customers to build into their products like a speaker, TV, or dongle for example. These modules include our custom semiconductors with our IP built in as well as a Wi-Fi radio for communications. By designing and selling these modules we can reduce our customers design expense, accelerate their time-to-market cycle, and reduce the cost of each module. Summit offers both a “TX” module to transmit the audio from a host device like a media hub, TV or dongle to WiSA enabled speakers and an “RX” model for speakers, that receives the wireless audio signal and processes it for audio play out.

Industry Background

The wireless audio market is expected to grow from $16.13 billion in 2016 to $31.80 billion by 2023 according to a June 2017 report by Markets and MarketsTM research firm available at www.marketsandmarkets.com. The primary growth segments for in home entertainment have been “Bluetooth” stereo accessories which include single speakers, headsets, and more recently, “multi-room” stereo speakers that use your home’s Wi-Fi network to stream audio throughout the house. The recent emergence of the latter component audio system has presented issues in latency and quality among wireless devices, which Summit’s technology aims to fix.

Critical Accounting Policies

The following discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain accounting policies and estimates are particularly important to the understanding of our financial position and results of operations and require the application of significant judgment by our management or can be materially affected by changes from period to period in economic factors or conditions that are outside of our control. As a result, they are subject to an inherent degree of uncertainty. In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, our future business plans and projected financial results, our observance of trends in the industry and information available from other outside sources, as appropriate. Please see Note 2 to our consolidated financial statements for a more complete description of our significant accounting policies.

Upon the filing of our initial registration statement, we intend to utilize the extended transition period provided in Securities Act Section 7(a)(2)(B) as allowed by Section 107(b)(1) of the JOBS Act for the adoption of new or revised accounting standards as applicable to emerging growth companies. As part of the election, we will not be required to comply with any new or revised financial accounting standard until such time that a company that does not qualify as an “issuer” (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standards.

As an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal control in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies.

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Revenue

Revenue for the year ended December 31, 2016 was $1,273,113, a decrease of ($838,882) or 40%, compared to the same period of 2015. Our largest three customers in 2015 purchased our modules to launch new products in late 2015 and early 2016. Two of the three aforementioned customers overestimated customer demand requiring them to reduce their purchases in 2016 or not purchase at all. The third customer had technical difficulties, not related to our module, and did not begin shipments until late 2016 and thus did not make any purchases from us in 2016.

Cost of Revenue and Operating Expenses

Cost of Revenue

Cost of revenue for the year ended December 31, 2016 was $1,533,790, a decrease of ($672,961) compared to the same period of 2015. Cost of revenue decreased as a direct result of the reduced revenue between comparable time periods partially offset by increased warrant compensation charges of approximately $41,000.

Research and development

Research and development expenses for the year ended December 31, 2016 were $5,218,958, a decrease of ($529,324) compared to the same period of 2015. The decrease in research and development expenses is primarily related to reduced salary and benefit expense of $307,000, as we reduced our average headcount by two employees, reduced consulting expenses of $433,000 as we completed development of our first generation product, partially offset by increased warrant compensation charges of approximately $358,000.

Sales and marketing

Sales and marketing expenses for the year ended December 31, 2016 were $2,049,265, a decrease of ($119,118) compared to the same period of 2015. The decrease in sales and marketing expenses is primarily related to reduced salary and benefit expense of $233,000, as we reduced our headcount by two employees, a decrease in travel and tradeshow expenses of $139,000 as we reduced costs to offset our reduced revenue, offset in part by increased warrant compensation charges of approximately $143,000 and an increase in consulting expenses of $126,000 as we expanded our sales efforts in Korea.

General and Administrative

General and administrative expenses for the year ended December 31, 2016 were $967,690, an increase of $158,485 compared to the same period of 2015. The increase in general and administrative expenses is primarily related to increased warrant compensation charges of approximately $61,000, increased accounting fees of $44,000 as we completed an audit of our 2015 and 2016 financial statements and increased legal fees of $35,000 associated with the various secured debt offerings. Over time, we expect our administrative expenses to increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

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Interest Expense

Interest expense for the year ended December 31, 2016 was $1,863,746, an increase of $1,471,462 compared to the same period of 2015. Interest expense increased primarily due to an increase in total debt of $2,072,567 and a significant increase in interest rates.

Liquidity and Capital Resources

We incurred an operating loss of ($9,708,269) for the year ended December 31, 2016 and used net cash in operating activities of ($6,444,512). During the year ended December 31, 2015, we incurred an operating loss of ($9,097,105) and used net cash in operating activities of ($7,758,721).

We are an early stage company and have generated losses from operations since inception. In order to execute our long-term strategic plan to further develop and fully commercialize our core products, we will need to raise additional funds, through public or private equity offerings, debt financings, or other means. These conditions raise substantial doubt about our ability to continue as a going concern.

During the year ended December 31, 2016, the Company raised gross proceeds $1,720,808 through the issuance of common and preferred membership interest in private placement sales and borrowed an additional $5,097,188 from secured lenders.

During the next 12 months we anticipate the need to raise a net amount of approximately $7,000,000 of which $3,000,000 is allocated to product development, $2,000,000 to sales and marketing and $2,000,000 for general administrative and corporate purposes.

We can give no assurance that our cash on hand or the additional cash raised in the intended offering will be sufficient to achieve our business plan or that additional financing will be available on reasonable terms, or available at all, or that it will generate sufficient revenue to alleviate the going concern. Should we be unsuccessful in obtaining the necessary financing, or generate sufficient revenue to fund our operations, we would need to curtail our operational activities.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Internal Control Over Financial Reporting

Prior to this offering we were a private company and have had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. The identified material weaknesses related to (i) inadequate segregation of duties; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

Our management and independent registered public accounting firm did not and were not required to perform an evaluation of our internal control over financial reporting as of and for the years ended December 31, 2015 and 2016 in accordance with the provisions of the JOBS Act.

We are in the process of taking steps intended to remedy these material weaknesses in our internal control over financial reporting identified by our independent registered public accounting firm. Since the material weaknesses relates at least in part to inadequate staffing, we plan to address it through the hiring of additional personnel in addition to other steps approved by our audit committee. We will not be able to assess whether the steps we are taking will fully remedy the material weaknesses until we have fully implemented them and a sufficient time passes in order to evaluate their effectiveness. If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud. In addition, we cannot be certain that any such measures we undertake will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our common stock to decline. As a result of such failures, we could also become subject to investigations by the NASDAQ Stock Market, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources. See “Risk Factors—If we fail to make necessary improvements to address the material weaknesses in our internal control over financial reporting identified by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our common stock to decline.”

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BUSINESS

Overview

We believe that the future of audio technology is in wireless devices and that Summit is well positioned to deliver best in class wireless audio technologies to mainstream consumers and audio enthusiasts. According to a report by Markets and MarketsTM research firm4, the wireless audio market is projected to be $31.80 billion by 2023, making it one of the fastest growing consumer segments. We currently sell modules which wirelessly transmit and receive audio directly to speakers, and which are also fully certified and compatible with the Wireless Speaker and Audio (WiSA) Association’s current Compliance Test Specification (CTS), which tests the interoperability and quality of products that offer wireless, interference free, uncompressed High-Definition audio. Additionally, we plan to license our proprietary software technology, currently imbedded in our wireless modules, to other companies who can then embed our technology into other Wi-Fi enabled smart devices. The segment of the wireless audio market that Summit focuses on is comprised of scalable multichannel solutions with levels of latency that are low enough to synchronize with video. The term multichannel refers to the use of multiple audio tracks to reconstruct sound on a multi-speaker sound system.

As part of the effort to grow the wireless multichannel home audio segment, Summit was a founding member of the Wireless Speaker and Audio Association (WiSA), an association dedicated to providing industry leadership and consumer choice through interoperability testing between brands. There are currently over 40 brands participating in WiSA. Products certified and marked with a WiSA logo have been tested to interoperate. This preserves consumer choice by enabling consumers to choose different wireless transmitting products across different brands where audio is decoded with speakers that have the WiSA logo displayed. Our marketing strategy focuses on, what we believe, are two emerging wireless audio market needs: better audio quality and lower signal latency. Summit currently sells custom semiconductor chips and wireless modules to a growing list of consumer electronics customers including major brands such as Bang & Olufsen, Klipsch, LG and Onkyo/Pioneer. We believe that a growing adoption of our technology by leaders in consumer electronics will revolutionize the way people experience media content through their mobile devices, TVs, game consoles and PCs.

Our Business Focus

Our primary business focus is to enable mainstream consumers and audio enthusiasts to experience high quality audio. We intend to continue selling our semiconductors and wireless modules to consumer electronics companies while also increasing our focus on implementing a software licensing business segment.

Industry Background

The wireless audio market is expected to grow from $16.13 billion in 2016 to $31.80 billion by 2023 according to a June 2017 report by Markets and MarketsTM research firm available at www.marketsandmarkets.com. The primary growth segments for in home entertainment have been “Bluetooth” stereo accessories which include single speakers, headsets, and more recently, “multi-room” stereo speakers that use your home’s Wi-Fi network to stream audio throughout the house. According to a September, 2017 article available at www.dealerscope.com the recent emergence of the latter component audio system has presented issues in latency and quality among wireless devices, which Summit’s technology aims to fix.

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Our Technology

Our technology addresses some of the main issues that we perceive are hindering the growth of the home theater: complexity and cost. We believe consumers want to experience theater quality surround sound from the comfort of their homes. However, wired home theater systems often require expensive audio-visual (AV) receivers to decode the audio stream, leaving the consumer with the burden of concealing the wires. Hiring a professional to hide the wires into the walls or floor is invasive, complicated, costly and time consuming. Further, people that rent as opposed to own may not be able to install these systems as the installation construction needed may not be permitted under a lease agreement. Our first-generation wireless technology addresses these problems by transmitting wireless audio to each speaker at Blu-ray quality (uncompressed 24bit audio up to 96k sample rates) and emphasizing ease of setup. To our knowledge, Summit’s custom chip and module technology is one of the only technologies available today that can stream up to eight separate wireless audio channels with low latency, removing lip-sync issues between the audio and video sources. In addition, every speaker within a system that utilizes our technology can be synchronized to less than one micro second, thus eliminating phase distortion between speakers. Summit’s first-generation technology shows that wireless home theater systems are viable home audio solutions for the average consumer and audio enthusiast alike.

Summit is currently developing certain proprietary software for which patent applications have been submitted (“Summit second generation technology”) that we believe will provide similar functionality and quality and allow us to compete effectively with Bluetooth technology in the wireless audio application. We believe our software based-solution which other brands can integrate into their devices and will (i) reduce integration costs for mass market use, (ii) utilize Wi-Fi for wireless connectivity, making the need for complex physical wire installations unnecessary (iii), provide a low power consumption option to allow for use in battery powered devices, and (iv) provide compatibility with Linux or Android operating systems.

Additionally, we believe our software based solution will have certain advantages compared to our custom chip and modules we currently have available since our current chips and modules require brands to integrate a separate dedicated Summit transmit module even if a Wi-Fi module is included in the design of the device. Our custom chip and module solution may not be appropriate for integrating into certain devices because it adds to system cost, power consumption, and occupied space. We intend to leverage what we’ve learned from our current products to help us develop a product that can be easily ported to run as software on any Wi-Fi module and media system on chip (SOC) combination as opposed to a proprietary wireless audio module. This new approach eliminates the cost of a second radio so there is no additional material cost, assuming there is a Wi-Fi module already integrated into the device.

WiSA Association

Our wholly owned subsidiary, WiSA, LLC is an association comprised of brands, manufacturers, and influencers within the consumer electronics industry, whom agree that a standardized method of interoperability between wireless audio components should exist and most of whom believe that products should be brought to market with this goal in mind. WiSA creates, maintains and manages specifications for wireless interoperability that are available to all association members. For products with a WiSA Certification, WiSA also creates, maintains and manages testing criteria and specifications for all products to be listed, marketed and sold. WiSA Certification is an industrywide “stamp of approval” certifying that a product is interoperable with other WiSA Certified products and has passed several high-performance tests ensuring low levels of latency, tight channel synchronization.

Currently, WiSA Certified products are required to use Summit modules in order to meet the standards set by the association. As a result, WiSA members purchase modules from us in order to build their products.

Among WiSA-certified products, consumers will be able to outfit their home entertainment system with WiSA certified speakers and components from any participating vendor with the assurance that the devices will interoperate and provide high quality wireless High Definition surround sound.

The Association manages logo usage and trademark guidelines, investigates alternative markets, connects brands to manufacturing resources, and provides industry leadership in solving the challenges facing the home theater and commercial markets in the integration of wireless audio technology.

Modules

Summit has designed wireless modules that provide high performance wireless audio for our customers to build into their products like a speaker, TV, or dongle for example. These modules include our custom semiconductors with our IP built in as well as a Wi-Fi radio for communications. By designing and selling these modules we can reduce our customers design expense, accelerate their time-to-market cycle, and reduce the cost of each module. Summit offers both a “TX” module to transmit the audio from a host device like a media hub, TV or dongle to WiSA enabled speakers and an “RX” model for speakers that receive the wireless audio signal and processes it for audio play out.

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Modules for Consumer Products

Summit’s TX modules are targeted for integration into TVs, AV receivers, media hubs, small dongles and connect through USB or HDMI ports of these devices. Summit’s transmitter, with its integrated antenna, is designed to support rooms as large as ten meters by ten meters with uncompressed, 24 bit 96 kHz audio. The module supports a simple interface, with Inter-IC Sound (I2S) or USB audio and control.

Summit’s receiver interfaces to a digital amplifier and is designed to be integrated directly into a home theater speaker. Integrated antennas support 24 bit, 96 kHz audio anywhere within a 10 meters by 10 meters space. It supports one or two separate audio outputs via I2S. An optional interface (@RX) can be enabled to configure the speaker type and provide volume/mute control at the speaker. Alternatively, the speaker type can be assigned at the factory for preconfigured Home Theater in a Box (HTiB) applications.

Summit Speaker Systems

There are speaker systems utilizing Summit’s technology currently in the market with a price range of $1,000 to over $80,000. We believe the technology allows brands and retailers to provide high quality systems to consumers at a multitude of price points. Further, multi-channel systems can be easily expanded, allowing a consumer to start with a basic 2.0 (stereo) or sound-bar system and expand over time.

The Summit Opportunity

We believe the cost, mobility, video support, easy installation and quality create a market opportunity for Summit technologies be adopted by the consumer electronics industry as described below.

Cost

We believe the simplicity and cost structure of our upcoming embedded software solution will make our prices competitive, allowing consumer electronics companies to integrate our technology, while also delivering high quality audio.

Mobility

Mobile devices are popular for streaming video, gaming and using Virtual Reality (VR) applications. We believe this is driving a need for an embedded high fidelity wireless solution in the mobile device that can transmit audio to headsets or speakers within a room.

Video Support

Wireless audio capable of supporting video has become a priority for consumers across a variety of high volume multimedia platforms, including TV’s, smartphones, game consoles and set-top boxes. Video applications require audio and video to be perfectly synchronized in order to avoid lip-sync and audio phase distortion issues. Summit’s technology prioritizes low latency and synchronization to less than one micro second, thus practically eliminating phase distortion between speakers.

Ease of Installation

We believe the home theater market has moved toward simplicity in recent years. The costly and inconvenient home theaters of the past have left consumers with a desire for audio systems that provide a simplified installation process. We believe that new audio systems, including the predominant sound bar system, are unable to provide high levels of performance especially in the surround-sound market. Summit’s technology greatly simplifies the installation process of true surround-sound systems. This allows consumers to install a home theater system with the same amount of effort as a sound bar but enjoy a far superior experience. An overwhelming majority of the content entering our homes through digital TV and streaming services is provided in a multi-channel format, which is why Summit’s goal is to facilitate enjoyment of true surround sound for both the everyday consumer and audio enthusiast.

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In addition to easy installation, Summit modules provide consumers with a multitude of options, allowing customization of a home theater specific to each consumer, without being forced to stick with one brand of speaker. For example, our hope is that a consumer might start with a Summit enabled sound bar for their television and then add a Summit enabled subwoofer. That same system can be easily upgraded to a variety of surround sound systems by simply adding more speakers. Our technology will allow consumers to upgrade an audio system or just one component of the system without the need to replace the entire system, consumers can keep the original transmitter, sound bar, and subwoofer and integrate them seamlessly into a new system. Being able to outfit a home entertainment system with Summit-enabled speakers and components gives consumers the ability to express their individual preference and needs and provides the assurance that the devices will interoperate, delivering the highest standard in HD wireless surround sound.

Dissatisfaction with Bluetooth Performance and Quality

We believe consumers want better performance and quality from their Bluetooth audio devices. For example, they may want headsets that stay connected over longer distances or products that offer better audio fidelity. By offering a solution that addresses these issues at a comparable price point to Bluetooth, we believe we can build consumer demand for our technology.

Electronics companies continue to make profits off of accessories

HDTVs are getting thinner and it is becoming increasingly difficult to incorporate the latest electronic advances into such thin displays. We expect that eventually most of the electronics will be external to the display. We believe the first physical feature to go will be the audio component, since there is very little room for quality speakers in today’s thin displays. We believe HDTV manufacturers know they need to provide an audio alternative. Additionally, since cost is a significant consideration, we believe some manufacturers may offer external sound bars which will satisfy some consumers, but perhaps not the consumers who desire a high-quality audio alternative. We believe these developments are creating an inflection point in the market, and manufacturers are looking to Summit’s technology to create a standard for wireless audio interoperability that will support a long-term product strategy for the successful development of high quality, wireless audio products. By designing speaker systems that incorporate Summit’s technology, consumer electronics companies will be able to sell easy-to-install surround sound audio solutions alongside televisions.

Consumers want to enjoy improved audio on existing content

We believe the growth in the number of video devices streaming multi-channel audio content coupled with new 3D immersive sound experiences from Dolby ATMOS and DTSx will help propel the demand for wireless speakers well into the future.

Consumers want to be able to enjoy wireless audio without interference from other wireless signals

Having other devices nearby that also use the 5 GHz band will not affect the performance of a Summit enabled audio system, as Summit’s technology can seamlessly switch to another frequency within the 5 GHz band. The 5 GHz U-NII spectrum utilized by Summit technology has up to 24 channels available that are constantly monitored for interference using the Dynamic Frequency Selection (DFS) sub-band between 5.2 and 5.8 GHz. When interference is detected, the next channel, having been monitored for over one minute and confirmed for accessibility, is ready to go and Summit enabled devices switch seamlessly to that channel, without the user ever noticing or the audio experience being affected.

What makes Summit Unique

Both the proprietary technology and the adoption by leaders in consumer electronics are differentiating factors for Summit. Management believes Summit is the only company with the capabilities of transmitting high resolution, low latency, synchronized wireless audio capable of supporting up to 8 channels. Premium consumer brands, like Bang and Olufsen, have begun to adopt our technology as a valued feature in performance products.

Category Defining Wireless Audio

Summit’s wireless technology delivers 8 channels of uncompressed audio directly to the speakers in 24 bit and up to 96 kHz sample rates. This means that a consumer can experience audio exactly as it was mastered in the studio. Summit’s technology supports surround sound systems up to 7.1. Summit’s technology roadmap includes proprietary software, currently in development, that will support 802.11 Wi-Fi protocol while delivering similar performance to our first-generation solution. This proprietary software has been designed to scale in audio channel count and sample rates even as Wi-Fi performance or network utilization changes.

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Summit Customers

Leading consumer electronics brands realize the opportunity to create wireless audio products that are simple to install and perform at high levels. Brands such as Bang and Olufsen and Klipsch have chosen Summit technology to drive their wireless home audio/theater product assortments. We believe their leadership has brought credibility to the technology and paved the way at retail for other brands to follow.

Our Strategy

Our goal is to establish and maintain a leadership position as the ubiquitous standard for hi-fidelity wireless, multi-channel audio. To obtain and enhance our position as the leading standard in the audio space, we intend to:

●	improve recognition of our Summit brand and WiSA standard brand;

●	provide excellent products and services to our customers and members;

●	make sure our technology is accessible to all consumers by having our technology in consumer electronics devices that sell at a variety of price points;

●	expand market awareness of wireless multi-channel hi-fidelity audio experience availability;

●	reduce hardware costs while moving towards a software licensing business model;

●	enhance and protect our intellectual property portfolio;

●	invest in highly qualified personnel; and

●	build innovative products alongside the world’s leading consumer electronics companies.

We currently sell our modules to a customer base that is primarily comprised of companies that sell their electronics in relatively small quantities. As the larger consumer electronics companies whom we are working with begin to sell new Summit enabled products, we expect that orders for our modules will increase proportionally. With larger orders, we believe that we can take advantage of economies of scale and improve our gross margins on our modules.

Interoperability

Interoperability is a key component to wireless technology. We believe this is especially true in audio, where unique designs, price points, audio quality and capabilities as well as consumer brand loyalties are significant factors for the end consumer. Creating home theater and audio components that all work with an interoperable standard creates a high level of confidence in retailers and consumers and helps drive the entire category. Interoperability also increases the opportunity for specialized brands to create new and innovative products knowing they can focus on their specific part of the market and rely on others to create the necessary cohort components.

Proprietary Software

A significant amount of our time and resources are being allocated towards launching a software licensing part of our business. Customers will receive a license for our TX software, so that any of their devices with a suitable Wi-Fi radio can transmit audio compliant with our standard without having to purchase and integrate our TX module. We believe that this software will be well positioned for use by major consumer electronics companies in many devices including televisions, handsets, gaming consoles, and computers. Patent applications have been submitted for this software.

Speaker companies under this new model would purchase Wi-Fi modules with our software pre-installed from an original equipment manufacturer (“OEM”), rather than buying modules directly from us. The OEM would pay a royalty to us based on how many modules with our software that it sold.

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Research and development

As of September 30, 2017 our research and development department consisted of 21 dedicated employees. Summit’s engineering team has a wide range of expertise, capable of developing all levels of product design, from Application Specific Integrated Circuits (ASIC) to modules to finished products. Summit research and development has and will continue developing trade secrets for Digital Signal Processing (DSP), RF design and testing of Summit technologies.

Summit has developed multiple ASICs and certified modules for integration into multiple designs by ODMs which are currently shipping to consumers. The hardware solution uses a high performance proprietary network for transmission of multi-channel audio.

Summit is currently developing a Wi-Fi compliant Software (SW) solution that will enable multi-channel audio capabilities on most Google Cast modules and Linux/Android based multimedia systems. The software solution uses a Wi-Fi compliant network for transmission of multi-channel audio. Summit has demonstrated the core SW only technology to key tier one companies and is currently working on productizing the solution for evaluation and implementation. We plan to use a portion of the proceeds of this offering to expand our research and development efforts, especially in the SW technology.

Manufacturing, logistics and fulfillment

Our modules are designed and developed in Oregon, and our manufacturing is outsourced to contract manufacturers located in China. Our manufacturing facilities have been ISO 9001 and ISO 14001 certified. We purchase components and fabricated parts from multiple suppliers; however, we rely on sole source suppliers for certain components used to manufacture our modules. Several key strategic parts are purchased from suppliers by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. Our Operations team manages the pricing and supply of the key components of our modules and seeks to achieve competitive pricing on the largest value-add components, while leveraging our contract manufacturers’ volume purchases for best pricing on common parts. We have strong relationships with our manufacturers, helping us meet our supply and support requirements. Our manufacturing partners procure components and assemble our devices to demand forecasts we establish based upon historical trends and analysis from our sales and product management functions. We believe that our manufacturing capabilities are essential to maintaining and improving product quality and performance, and that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities.

While some modules are delivered from our production facility in Oregon, we have a third-party warehouse and fulfillment center in Hong Kong that delivers the majority our modules.

Sales Channels and Customers

Summit sells modules and ICs (integrated circuits) directly to OEM brands worldwide which in turn, sell their system level products to end customers through a vast channel of retailers and dealer networks. Internationally known brands such as Bang & Olufsen, Harman, LG, Onkyo Pioneer, Klipsch, Hansong, GGEC, Axiim, Enclave and many others are among current Summit Wireless customers with products aimed at the wireless home theater market. Most of these brands sell thru big box retail and online e-tail including Bestbuy.com, Frys.com, Amazon.com, as well as through traditional home theater dealer channels.

Marketing and Advertising

Effective and consistent marketing and advertising is critical as we grow our wireless audio solutions. We have worked with multiple PR agencies on establishing effective messaging to face all segments within our category including press, brands, reviewers, retailers and consumers. Our focuses are ease of set-up, high quality performance, expandability and the benefits of a true multi-channel surround sound audio solutions.

Competition

The semiconductor industry is intensely competitive and has been characterized by price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, many of which have greater market recognition and greater financial, technical, marketing, distribution and other resources than we have with which to pursue engineering, manufacturing, marketing and distribution of their products.

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Microchip, Inc.

Microchip develops, manufactures and sells specialized semiconductor products used by their customers for a wide variety of embedded control applications. One of their offerings, KleerNet, is in direct competition with our technology. Microchip markets their KleerNet technology as resistant to interference, low latency, long-range, and able to stream uncompressed audio. Summit’s technology differentiates itself from KleerNet because we do not rely on a retransmission protocol. A retransmission protocol resends audio packets that have been either damaged or lost. We believe retransmission of audio data is an inferior solution since it increases latency in congested networks and makes it difficult to synchronize audio with video. Summit transmits audio packets with fixed latency ideal for multi-channel audio networks and video applications.

Avnera Corporation

Avnera is a fabless semiconductor firm making highly-integrated application targeted integrated circuits (ICs) for consumer audio and voice applications. Avnera IC’s integrate RF, power management, audio data converters, host interfaces, & programmable DSPs onto low-cost CMOS, enabling very high performance at low total system cost. Avnera IC products target applications in PC accessory audio, iPod accessory audio, home theater, and consumer & enterprise voice. Avnera’s list of customers includes names such as Logitech, Creative, Rocketfish, Panasonic, iHome, Vizio, Sanyo, Onkyo, Acoustic Research, Audioengine, and Polycom.

Bluetooth SIG, Inc.

Bluetooth is a globally recognized technology that has applications to wireless audio. We believe Bluetooth technology currently cannot match the technical capabilities of our modules. However, Bluetooth is still a very cheap and widely used technology for wireless audio. We believe our technological advantages over Bluetooth include our ability to do surround sound, more reliable connection, higher fidelity, fixed low latency, tight speaker to speaker synchronization, and uncompressed audio.

In addition to these companies that compete with our custom chip and module business, we believe that Blackfire Research Corporation would be a competitor for our upcoming software IP business segment.

Intellectual Property

We have key intellectual property (“IP”) assets, including patents and trade secrets developed based on our technical expertise. As of September 30, 2017, we had 8 issued patents and 1 pending patent application in the United States and one application outside the United States. The patents cover several areas of a multi-channel system. Our currently issued patents expire at various times from December 31, 2029 through February 21, 2034.

Intellectual property is an important aspect of our business, and our practice is to seek protection for our intellectual property as appropriate. A multi-channel audio for surround sound system has technical requirements not required by simple stereo only systems. Multi-channel systems require each audio channel to be precisely played in time to create a sound field that correlates to video being viewed by a consumer. Summit has developed hardware and software core technologies that manage system network latency and speaker phase. Summit’s patents are based on protecting our low latency network algorithms and multi receiver synchronization.

We pursue a general practice of filing patent applications for our technologies in the U.S. and foreign countries where our customers manufacture, distribute, or sell licensed products. We actively pursue new applications to expand our patent portfolio to address new technological innovations. We have multiple patents covering aspects and improvements for many of our technologies.

Our trademarks cover our various products, technologies, improvements, and features, as well as the services that we provide. These trademarks are an integral part of our technology licensing program, and licensees typically elect to place our trademarks on their products to inform consumers that their products incorporate our technology and meet our quality specifications.

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We protect our IP rights both domestically and internationally. From time to time, we may experience problems with OEMs of consumer entertainment products in emerging economies. We have taken steps in the past to enforce our IP rights and expect to do so in the future.

Moreover, we have relatively few or no issued patents in certain countries. For example, in China, Taiwan, and India, we have only limited patent protection for our technologies. Consequently, we may realize less revenue for technologies from those regions in the future. Maintaining or growing our licensing revenue in developing countries such as China, Taiwan, and India will depend in part, on our ability to obtain patent rights in these countries, which is uncertain. Further, because of the limitations of the legal systems in many countries, the effectiveness of patents obtained or that may in the future be obtained, if any, is uncertain.

Employees

As of September 30, 2017, we had a total 34 employees working in the United States and internationally. In the United States, we had 32 employees, including 22 in research and development, two in sales and marketing, five in manufacturing/logistics/fulfillment and three in general and administrative. Additionally, we had two sales employees in Japan and one logistics employee in Taiwan. None of our employees are currently covered by a collective bargaining agreement, and we have experienced no work stoppages. We consider our relationship with our employees to be good.

Facilities

Our headquarters consists of office space for our research and development, production, sales and marketing personnel in Beaverton, Oregon, where we lease approximately 17,500 square feet for approximately $28,500 per month pursuant to a lease that expires in October 2018. Our finance department is located in San Jose, California where we lease approximately 1,500 square feet for approximately $1,500 per month on a month to month basis.

We lease our facilities and do not own any real property. We may procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Legal Proceedings

At the present time, we are not involved in any material litigation. However, from time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

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MANAGEMENT

Executive Officers, Other Executive Management and Directors

Our executive officers, other executive management and directors and their respective ages and positions as of October 26, 2017 are as follows :

Name	Age	Positions
Executive Officers
Brett A. Moyer	59	President, Chief Executive Officer and Director
Gary L. Williams	51	Chief Financial Officer. Secretary, VP of Finance

Other Executive Management
Tony Parker	53	Vice President of Strategy and Business
Tony Ostrom	44	President of WiSA
Keith Greeney	52	Vice President, Engineering
Ed Green	57	Vice President of Operations

Non-Employee Directors
Michael Fazio	56	Director, Non-Executive Chairman (1)(2)(3)
Jonathan Gazdak	45	Director (1)(2)(3)
Jeff Gilbert	46	Director (2)
Helge Kristensen	57	Director (1)(3)
Sam Runco	69	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

Brett A. Moyer, Chief Executive Officer, President and Director. Brett A. Moyer is a founding member of Summit Semiconductor serving as the President and Chief Executive Officer and member of the Board of Directors. Mr. Moyer served as President and Chief Executive Officer for Focus Enhancements. Mr. Moyer worked at Zenith Electronics Corporation, Glenview, Illinois, where he had most recently been the Vice President and General Manager of Zenith’s Commercial Products Division. Mr. Moyer is also a member of the Board of Directors of Alliant University and has severed on the Boards of HotChalk, a developer of software for the educational market and NeoMagic Corporation (NASDAQ GM: NMGC), a developer of semiconductor chips and software that enable multimedia applications for handheld devices. Mr. Moyer has a Bachelor of Arts in Economics from Beloit College in Wisconsin and a Masters of International Management with a concentration in finance and accounting from The American Graduate School of International Management (Thunderbird).

Gary L. Williams, Chief Financial Officer, Secretary and Vice President of Finance. Gary Williams has served as Secretary, Vice President of Finance and CFO since the Company’s founding in August 2010. Prior to joining Summit Semiconductor, Mr. Williams served as Secretary, Vice President of Finance and CFO of Focus Enhancements from January 2001 to July 2010 when Focus Enhancements videography and semiconductor businesses were purchased by VITEC Multimedia and Summit Semiconductor, respectively. Mr. Williams served as Videonics, Controller, Vice President of Finance, CFO and Secretary from February 1995 to January 2001 when Videonics, a publicly traded company in the consumer electronics business, merged with Focus Enhancements. From July 1994 to January 1995, Mr. Williams served as Controller for Western Micro Technology, a publicly traded company in the electronics distribution business. From January 1990 to June 1994, Mr. Williams worked in public accounting for Coopers & Lybrand LLP. Mr. Williams is a Certified Public Accountant and has a Bachelor’s Degree in Business Administration, with an emphasis in Accounting, from San Diego State University.

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Other Executive Management

Tony Parker, Vice President of Marketing. Tony Parker is a founding member of Summit Semiconductor serving as Vice President of Product Marketing. Mr. Parker has 25 years of experience in semiconductor marketing leadership, with extensive expertise in wireless markets, including Wi-Fi and UWB. Prior to joining Summit Semiconductor he was director of marketing with Cirrus Logic for ARM system-on-chip solutions and audio DSP products for decoding and post processing of sound effects targeting AVR, DTV and automotive applications. Prior to that, he was senior manager of corporate strategy and technology for Agere Systems, directing and leveraging company-wide resources across multiple product families including data networking, mobile, and storage businesses. Parker also has a proven track record of developing and delivering the right products to semiconductor markets while working in key product management and marketing management positions at Texas Instruments, AT&T, and Lucent Technologies. Mr. Parker holds a BS degree in Electrical Engineering from Bradley University, Peoria Illinois, as well as an MBA degree from Syracuse University, Syracuse, NY.

Tony Ostrom, President WiSA. Tony Ostrom is the President of the Wireless Audio and Speaker Association (WiSA). His 25-year career in the consumer electronics industry has been focused on product planning and development, consumer research, technology integration, go-to-market planning, marketing, training and sales. Prior to joining WiSA Tony was the Vice President of Product Development at Klipsch Group where he managed multiple categories including Wireless Home Theater, Wireless Distributed Audio, Bluetooth and Powered Audio Solutions. Prior to Klipsch, Tony played key roles in the global launches of Powermat Wireless Charging as well as the House of Marley audio and lifestyle brand. Tony was Director of Product Development and Marketing at Klipsch Group where he drove the Mass Retail and Personal Audio categories and started his career at JL Audio where he was a Technical Director. Tony has a BA in Music Engineering and a Minor in Physics from Ball State University, Muncie Indiana.

Keith Greeney, Vice President of Engineering. Keith Greeney is a founding member of Summit Semiconductor serving as Vice President of Engineering. Mr. Greeney manages five groups within Summit Semiconductor; Research and Development, System Testing, FW Development, Application Development, and Reference Design Development. Mr. Greeney has over 25 years of experience in Firmware, Hardware, Digital Signal Processing (DSP) and ASIC design. He began his career as a system configuration manager at Applied Research Laboratories while pursuing a BSEE from the University of Texas at Austin. Prior to joining Summit Semiconductor, Mr. Greeney was a key contributor to Tektronix’ Federal Systems, the group responsible for developing the world’s first real-time digital spectrum analyzer, the Tektronix 3052. Along with algorithm design and design-for-test (DFT) responsibilities for the 3052, Mr. Greeney developed and implemented the production line. At Summit Semiconductor, he is responsible for the successful design and implementation of over 10 ASICs ranging from scan converters, alpha blenders, UWB and Wireless Audio for key customers including Bang & Olufsen, Intel, and Microsoft Xbox.

Ed Green, Vice President of Operations. Ed Green is a founding member of Summit Semiconductor serving as Vice President of Operations. Currently reporting to Mr. Green are the Production & Test Engineering, Quality and Reliability, and the IT departments. Prior to joining Summit Semiconductor LLC, Mr. Green held several positions at Network Elements Inc., Beaverton, OR. Most recently, Mr. Green was Product Line Manager for NEI’s 10 Gigabit Ethernet group. Mr. Green was the driving force behind NEI’s XENPAK, X2 and XFP programs. Over Mr. Green’s four year career at NEI, he was responsible for all design-for-test (DFT) on NEI’s 10Gb/s SERDES IC, and validation of NEI’s first multi-protocol ASIC. In 2000, Mr. Green served as Chief Operating Officer for Sunhoo.com based in Shanghai, China. There, Mr. Green was responsible for the development and implementation of the company’s business model and plan for a financial web portal in China. For the seven years prior to Sunhoo.com, Mr. Green operated a small chain of family entertainment centers. Mr. Green was responsible for all design, construction, implementation, management, and financial and corporate matters involving the company’s five stores and 70 employees. Mr. Green earned his BS in Electrical Engineering in 1983, and his MBA in Accounting in 2004.

Non-Employee Directors

Michael A. Fazio. Michael A. Fazio is the Chairman of MARCorp Financial LLC. Previously, Mr. Fazio held various senior management roles at Houlihan Lokey, most recently serving as Managing Director and Co-Head of the European Financial Institutions Group. Mr. Fazio also served as President, Chief Operating Officer and Chief Executive Officer of Europe at Comdisco. Prior to Comdisco, Mr. Fazio was the Executive Vice President and Chief Operating Officer of Deutsche Bank of the Americas and Partner in Charge of Arthur Andersen’s Financial Institutions Industry program in New York. Mr. Fazio brings over 30 years of experience in advisory services in connection with acquisitions, divestitures, corporate strategy, operational oversight and restructurings. Mr. Fazio received a joint BBA/MBA, with honors, in accounting from Pace University.

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Jonathan Gazdak. Jonathan Gazdak is a Managing Director and the Head of Investment Banking at Alexander Capital LP. His concentration is in the Technology, Digital Media, Media and Entertainment industries, as well as Specialty Finance vehicles. He has worked on a broad range of transactions, including public equity and debt financings, restructurings, M&A and SPACs. Prior to Alexander, Mr. Gazdak was the head of the Technology Group at Aegis Capital. While at Aegis, he helped complete over 40 public / private financings and M&A transactions. Prior to Aegis, Mr. Gazdak was in the Media and Entertainment group at Oppenheimer & Co. Prior to his career in Investment Banking, Mr. Gazdak was an entrepreneur who owned and managed an International IT Consulting and Services firm for 10 years, selling it in 2005. Mr. Gazdak was a national board member and regional President of the TechServe Alliance. Mr. Gazdak received his MBA from Columbia Business School with Beta Gamma Sigma honors and from the University of Florida with a degree in Mechanical Engineering with honors.

Jeff Gilbert. Dr. Gilbert is currently working in the Reseach and Machine Intelligence team at Google, Inc. Previously, he was CTO of Silicon Image, a leading provider of wired and wireless connectivity solutions. Dr. Gilbert was responsible for Silicon Image’s technology vision, advanced technology, and standards initiatives. Prior to joining Silicon Image, Dr. Gilbert was CTO of SiBEAM, a fabless semiconductor company pioneering the development of intelligent millimeter wave silicon solutions for wireless communications. Before SiBEAM he served as director of algorithms and architecture at Atheros Communications where he led the development of Atheros’ 802.11n, 802.11g, eXtended Range (XR), and Smart Antenna technologies. Dr. Gilbert received a Ph.D. in Electrical Engineering from the University of California Berkeley, M.Phil. in Computer Speech and Language Processing from Cambridge University, and B.A. in Computer Science from Harvard College.

Helge Kristensen. Mr. Kristensen has been involved in the audio and technology industries for more than 25 years. His expertise is centered on understanding and applying new and innovative technologies. He holds a Master degree in Engineering and HD-R in Economy and finance control. Helge L. Kristensen has held high level management positions in technology companies for the last 25 years and for the last 18 years as Vice President in Hansong technology and President in Platin Gate.

Sam Runco. Mr. Sam Runco co-founded Runco International, Inc. in 1987 and serves as its Chief Executive Officer. Mr. Runco served as a Director Consumer Electronics Association (CEA) and CEA Video Division. He served as a Director of FOCUS Enhancements Inc. from August 2004 to September 2008. He plays a leadership role in the industry as a Member of numerous organizations and associations. Mr. Runco serves as a member of the National Academy of Television Arts and Sciences (Emmy) Technical/Engineering Awards Nominating Committee, the Academy of Digital Television Pioneers. He served as Member of the Board of Industry Leaders of the Consumer Electronics Association (CEA). He served as a Member of Board of Governors of the Electronic Industries Alliance (EIA), and a member of the board of AAHEAV (Academy for the Advancement of High End Audio and Video). Mr. Runco is the recipient of CEDIA’s (Consumer Electronic Design and Installation Association) peer-selected Lifetime Achievement Award as well as Dealerscope’s Magazine Hall of Fame. He was selected a Sound & Visionary from S&V Magazine and selected as one of the 10 Most Influential Leaders in the custom installation industry by CE Pro magazine.

Each of our officers serves at the discretion of the board of directors. Each of our directors holds office until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution and currently consists of six members. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. At each annual meeting of membership interest unit holders, the successors to directors will be elected to serve from the time of election and qualification until the next annual meeting following election.

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Director Independence

Upon the completion of this offering, we anticipate that our common membership interest units will be listed on The Nasdaq Stock Market. Under the listing requirements and rules of The Nasdaq Stock Market, independent directors must compose a majority of a listed company’s board of directors within 12 months after its initial public offering. In addition, the rules of The Nasdaq Stock Market require that, subject to specified exceptions and phase in periods following its initial public offering, each member of a listed company’s audit and compensation committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Rule 10A-3. Under the rules of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his capacity as a member of our audit committee, our board of directors, or any other committee of our board of directors: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors except Mr. Brett Moyer do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 10A-3 and the listing requirements and rules of The Nasdaq Stock Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital membership interest units by each non-employee director. Our board of directors also determined that Messrs. Fazio, Gazdak, and Kristensen, who compose our audit committee, satisfy the independence standards for the audit committee established by the listing standards of The Nasdaq Stock Market and Rule 10A-3. Our board of directors has determined that Messrs. Fazio, Gazdak and Gilbert, who compose our compensation committee, satisfy the independence standards for the compensation committee established by the listing standards of The Nasdaq Stock Market, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of three directors, Messrs. Fazio, Gazdak, and Kristensen, each of whom our board of directors has determined satisfies the independence requirements for audit committee members under the listing standards of The NASDAQ Stock Market and Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the listing standards of The Nasdaq Stock Market. Mr. Fazio is the chairman of the audit committee and our board of directors has determined that Mr. Fazio is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

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●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material weaknesses with such procedures, and any steps taken to deal with such material weaknesses when required by applicable law; and

●	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable listing standards of The Nasdaq Stock Market.

Compensation Committee

Our compensation committee consists of three directors, Messrs. Fazio, Gazdak, and Gilbert, each of whom our board of directors has determined satisfies the independence requirements for compensation committee members under the listing standards of The Nasdaq Stock Market, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Code, or Section 162(m). Gazdak is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under current listing standards of the Nasdaq Stock Market and current SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

●	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

●	reviewing and recommending to our board of directors the compensation of our directors;

●	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

●	administering our membership interest units and equity incentive plans;

●	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

●	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable listing standards of The Nasdaq Stock Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, Messrs. Fazio, Gazdak, Kristensen, each of whom our board of directors has determined is an independent director under the listing standards of The Nasdaq Stock Market. Mr. Fazio is the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, among other things:

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●	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

●	evaluating the performance of our board of directors and of individual directors;

●	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

●	reviewing developments in corporate governance practices;

●	evaluating the adequacy of our corporate governance practices and reporting;

●	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

●	overseeing an annual evaluation of the board’s performance.

Our nominating and corporate committee operates under a written charter.

Code of Business Conduct and Ethics

In connection with this offering, we plan to adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at http://www.summitwireless.com/. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Our directors were not compensated nor granted any equity incentive for their services in 2016.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below during the year ended December 31, 2016. As an emerging growth company, we have opted to comply with the reduced executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for only our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these two officers are referred to as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Warrant Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Brett Moyer President and Chief Executive Officer	2016	$200,976	—	$36,664	—	—	$237,640
Gary Williams Chief Financial Officer, Secretary and VP of Finance	2016	$175,677	—	$24,297	—	—	$199,974

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(1)	Amounts reported in this column do not reflect the amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each warrant to purchase a membership interest unit granted to the named executive officers during the fiscal years ended December 31, 2016, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common membership interest units is greater than the exercise price of such warrant to purchase a membership interest unit.

Outstanding Equity Awards as of December 31, 2016

The following table provides information regarding each unexercised warrants to purchase common membership interest units held by our named executive officers:

	As of December 31, 2016
	Warrants	Average
Name	Outstanding	Exercise Price
Brett Moyer	788,428	$0.33
Gary Williams	61,666	$0.30

Executive Employment Agreements and Arrangements

Brett Moyer is party to an employment contract which we assumed on or about August 1, 2010, which was amended in 2011. Pursuant to this employment contract, Mr. Moyer serves as our Chief Executive Officer and President at an annual salary of $335,000 as of December 31, 2016. This employment contract provides for payment of 12 months of salary and accelerated vesting of all options held by Mr. Moyer so as to be immediately exercisable if Mr. Moyer is terminated “without cause,” as defined in the employment contract. Additionally, in the event Mr. Moyer’s contract is not renewed, Mr. Moyer shall receive 12 months of his then current salary. The employment contract provides for incentive bonuses as determined by our Board of Directors, and employee benefits, including health and disability insurance, in accordance with our policies. Mr. Moyer’s employment contract with us automatically renews for successive one-year terms, unless terminated by either party 30 days prior to the end of the then current term.

Gary Williams is party to an employment contract which we assumed on or about August 1, 2010, which was amended in 2011. Pursuant to this employment contract, Mr. Williams serves as our Executive Vice President of Finance and Chief Financial Officer at an annual salary of $222,000 as of December 31, 2016. Mr. Williams’ contract automatically renews for a one-year term unless terminated by either party 90 days prior to the end of the then current term. This employment contract provides for payment of 12 months of salary, payment of prorated bonus amounts if Mr. Williams is terminated either “without cause” or in the event of a “change in control,” as defined in the employment contract during the term of the contract. Mr. Williams’ employment contract with us provides for bonuses, as determined by our Board of Directors, and employee benefits, including health and disability insurance, in accordance with our policies.

Non-Equity Incentive Plans

Employees, consultants, and directors of the Company are entitled to participate in the Company’s Carve-Out Plan (the “Carve-Out Plan”) at the discretion of the Company’s Board of Directors. Each Carve-Out Plan participant is awarded points which entitle the participant to a portion of the proceeds payable to the Company and/or its members upon a sale of the Company. The proceeds payable to a Carve-Out Plan participant shall equal an amount determined in accordance with the following formula: (number of points held by participant /total points outstanding)*18% of Net Sale Price. For this purpose, “Net Sale Price” equals the aggregate amount payable to the Company and/or its members in connection with a sale of the Company less all amounts payable to creditors of the Company. Awards payable to Carve-Out Plan participants are senior to any amounts payable to members of the Company. As of September 30, 2017 the Company has not made or accrued any payments under this Carve-Out Plan.

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Limitation on Liability and Indemnification Matters

Our operating agreement, as amended, contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that:

●	To the extent that, at law or in equity, a member or manager or other person has duties (including fiduciary duties) to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement, the member’s or manager’s or other person’s duties may be expanded or restricted or eliminated by provisions in the limited liability company agreement; provided, that the limited liability company agreement may not eliminate the implied contractual covenant of good faith and fair dealing.

●	Unless otherwise provided in a limited liability company agreement, a member or manager or other person shall not be liable to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement for breach of fiduciary duty for the member’s or manager’s or other person’s good faith reliance on the provisions of the limited liability company agreement.

●	A limited liability company agreement may provide for the limitation or elimination of any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a member, manager or other person to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement; provided, that a limited liability company agreement may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our operating agreement contains provisions that limit the liability of our current managing officers, members of our board of directors, each of their respective affiliates, as well as any officer, director, manager, shareholder, member, partner, employee, agent or representative of any such affiliate (each, a “Related Person”) against any loss, liability, damage, settlement, cost, or other expense, including reasonable attorneys’ fees in connection therewith (each, a “Loss”) to which any such Related Person may directly or indirectly become subject by reason of such Related Person’s act(s) or omission(s) in connection with the Company, provided such Related Person (i) acted in good faith and in the best interests of the Company and (ii) was neither grossly negligent nor engaged in willful malfeasance. The Company may, in the discretion of our board of directors, advance expenses incurred by a Related Person in connection with any proceeding relating to a Loss upon receipt of an undertaking by such Related Person to repay such advance in the event it is determined such Related Person acted in accordance with (i) and (ii) above.

Our operating agreement provides that a Related Person will not be liable to the Company, any members of the Company, or any agent or affiliate of such members, for any act or omission taken or omitted in good faith by such Related Person, unless such act or omission constituted fraud, gross negligence or willful and material breach of the operating agreement. In addition, a Related Person will not be liable for relying in good faith upon information, opinions, reports, or statements presented to the Company by any person such Related Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company. Our operating agreement further provides that to the extent permitted under applicable law, the Company and its members waive all rights to recover punitive damages from a Related Person in connection with such acts or omissions.

The indemnification provisions contained in our operating agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of our members or otherwise.

In addition, we have obtained insurance on behalf of our directors and managing officers and certain other persons insuring them against any liability asserted against them in their respective capacities or arising out of such status.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

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Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common membership interest units on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such director or executive officer once such director or executive officer’s plan is in place. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional units outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any units under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriter.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, the following is a summary of transactions for the two years ended December 31, 2016 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital membership interest units at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Brett Moyer

Mr. Moyer has served as the Company’s President, Chief Executive Officer and a board member since the Company’s founding in August 2010.

In February 2015, Mr. Moyer participated in the Company’s Series B Convertible Notes financing by investing $197,000. At the time of conversion in August 2015, Mr. Moyer’s Series B Convertible Note had a maturity value of $208,032. In accordance with the terms of the Series B Convertible Notes, Mr. Moyer’s convertible note was extinguished and converted into 866,800 common units using a $0.24 per unit conversion price.

In 2016, Mr. Moyer loaned the Company $185,704 via the issuance of various notes described in Note 4 to our consolidated financial statements as the Moyer 2016 Notes ($135,704) and as one of the participants in the Five February 2016 Notes ($50,000). In July 2016, Mr. Moyer participated in the Company’s preferred unit financing in the amount of $87,000 by extinguishing $87,000 of reimbursable expenses. In connection with this preferred unit financing, Mr. Moyer’s $87,000 was converted at $0.30 per unit thereby receiving 290,000 preferred units. In addition, as described in Note 7 to our consolidated financial statements Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Mr. Moyer’s 866,801 common units, immediately outstanding prior to his participation in the preferred unit financing were converted into 866,801 preferred units. In December 2016, Mr. Moyer extinguished the Moyer 2016 Notes, his portion of the Five February 2016 Note and $69,290 of reimbursable expense reports, and invested the aggregate sum of $269,091 in the Series D Convertible Notes financing. As of December 31, 2016, Mr. Moyer was owed $269,091 of principal under convertible promissory notes.

Jonathan Gazdak

Mr. Gazdak, works as Managing Director – Head of Investment Banking for Alexander Capital an investment banking firm based in New York. Mr. Gazdak has been a member of the Company’s board of directors since June 2015. Alexander Capital has acted as the lead investment bank in a number of the Company’s private financings.

In February 2015, Mr. Gazdak participated in the Company’s Series B Convertible Notes financing by investing $25,000. At the time of conversion in August 2015, Mr. Gazdak’s Series B Convertible Note had a maturity value of $26,133. In accordance with the terms of the Series B Convertible Notes, Mr. Gazdak’s Series B Convertible Note was extinguished and converted into 108,889 common units using a $0.24 per unit conversion price. In June 2015, Mr. Gazdak participated in the Company’s common unit financing by investing $50,000. In connection with this common unit financing, Mr. Gazdak’s $50,000 was converted at $0.30 per unit thereby receiving 166,667 common units.

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The Company has signed an engagement letter with Alexander Capital under which Alexander Capital earns a fee on total investments by their clients. Alexander Capital earned fees of $359,311and $504,000 for the years ended December 31, 2016 and 2015, respectively, and as of December 31, 2016, had been issued 3,400,061 common unit warrants that are exercisable at $0.30 per unit and have a five year life.

Helge Kristensen

Mr. Kristensen has served as a member of the Company’s board of directors since 2010. Mr. Kristensen is a managing member of Inizio Capital, an investment company based in China and Hansong Technology LTD, an original device manufacture of audio products based in China.

In February 2015, Inizio Capital participated in the Company’s Series B Convertible Notes financing by investing $300,000. At the time of conversion in August 2015, Inizio Capital’s Series B Convertible Note had a maturity value of $314,800. In accordance with the terms of the Series B Convertible Notes, Inizio Capital’s Series B Convertible Note was extinguished and converted into 1,311,667 common units using a $0.24 per unit conversion price. In December 2015, Hansong Technology loaned the Company $353,475 under a promissory note (See Note 4 to our consolidated financial statements December 2015 Note). As of December 31, 2015, affiliates of Mr. Kristensen were owed $353,475 of principal under promissory notes.

In February 2016, Inizio Capital invested $50,000 as one the participants in the Five February 2016 Notes (see Note 4 to our consolidated financial statements). In April of 2016, the Company shipped finished inventory valued at $75,750 to Hansong Technology, which the parties agreed would be a principal reduction payment of the December 2015 Note. In May 2016, Inizio Capital participated in the Company’s preferred unit financing in the amount of $131,696. In connection with this preferred unit financing, Inizio Capital’s $131,696 was converted at $0.30 per unit thereby receiving 438,987 preferred units. In addition, as described in Note 7 to our consolidated financial statements – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Inizio Capital’s 1,311,667 common units, immediately outstanding prior to its participation in the preferred unit financing were converted into 1,311,667 preferred units. As of December 31, 2016, affiliates of Mr. Kristensen were owed $327,725 of principal under convertible promissory notes.

Significant Unitholders

As of December 31, 2014, Carl E. Berg owned 90% of the outstanding units of the Company and was owed $775,000 under a promissory note (see Note 4 to our consolidated financial statements the December 2014 Advance).

In 2015, Mr. Berg participated in the Company’s Series B Convertible Notes financing in the amount of $1,490,800 by investing $475,000 in February 2015, $240,800 in August 2015 and by including his December 2014 Advance of $775,000. At the time of conversion in August 2015, Mr. Berg’s Series B Convertible Note had a maturity value of $1,564,332. In accordance with the terms of the Series B Convertible Notes, Mr. Berg’s convertible notes were extinguished and converted into 6,518,049 common units using a $0.24 per unit conversion price. Additionally in 2015, the significant unitholder loaned the Company $650,000 in two tranches identified in Note 4 to our consolidated financial statements as the April 2015 Note ($450,000) and the September 2015 Note ($250,000). As of December 31, 2015, Mr. Berg was owed $650,000 of principal under promissory notes.

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In 2016, Mr. Berg loaned the Company an additional $600,000 in two tranches identified in Note 5 to our consolidated financial statements as the February 2016 Note ($300,000) and the May 2016 Advance ($300,000). In July 2016, Mr. Berg participated in the Company’s preferred unit financing in the amount of $500,878 by investing an additional $200,878 in July 2016 and including his May 2016 Advance of $300,000. In connection with this preferred unit financing, Mr. Berg’s $500,878 was converted at $0.30 per unit thereby receiving 1,669,595 preferred units. In addition, as described in Note 7 to our consolidated financial statements – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Mr. Berg’s 15,468,049 common units, immediately outstanding prior to his participation in the preferred unit financing were converted into 15,468,049 preferred units. As of December 31, 2016, Mr. Berg was owed $950,000 of principal under convertible promissory notes.

Lisa Walsh, a client of Alexander Capital began investing in the Company in 2015. In 2015, Ms. Walsh participated in the Company’s common unit financing by investing a total of $3,000,000. In connection with this common unit financing, Ms. Walsh’s $3,000,000 was converted at $0.30 per unit thereby receiving 10,000,000 common units.

In July 2016, Ms. Walsh participated in the Company’s preferred unit financing in the amount of $500,000. In connection with this preferred unit financing, Ms. Walsh’s $500,000 was converted at $0.30 per unit thereby receiving 1,666,667 preferred units. In addition, as described in Note 7 to our consolidated financial statements – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Ms. Walsh’s 10,000,000 common units, immediately outstanding prior to her participation in the preferred unit financing were converted into 10,000,000 preferred units. In November 2016, Ms. Walsh invested $500,000 in the Series D Convertible Note financing. As of December 31, 2016, Ms. Walsh was owed $588,235 of principal under convertible promissory notes.

Employment Arrangements and Separation Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements with our named executive officers, see “Executive Compensation—Employment Arrangements.”

Warrants to Purchase Common Membership Interest Units Grants to Directors and Executive Officers

We have granted membership interest units options to our certain of our directors and executive officers. For more information regarding the membership interest unit options and membership interest unit awards granted to our directors and named executive officers see “Executive and Director Compensation.”

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements and our operating agreement, as amended, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive and Director Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $100,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

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Under the policy we are implementing, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant membership interest unit holder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our membership interest unit holders, as our audit committee or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

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PRINCIPAL MEMBERSHIP INTEREST UNIT HOLDERS

The following table sets forth the beneficial ownership of our common membership interest units as of September 30, 2017, as adjusted to reflect the sale of common membership interest units offered by us in this offering, for:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common membership interest units;

●	each of our named executive officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

The percentage ownership information shown in the table prior to this offering is based upon 99,094,071 common membership interest units outstanding as of September 30, 2017, after giving effect to both (i) the conversion of all outstanding convertible promissory notes into an aggregate of 52,533,033 common membership interest units and (ii) the conversion of all outstanding preferred membership interest units into an aggregate of 41,438,818 common membership interest units. The percentage ownership information shown in the table after this offering is based upon units outstanding, assuming the sale of ___________ common membership interest units by us in the offering but excludes all warrants outstanding or issuable in connection with this offering.

Except as otherwise noted below, the address for persons listed in the table is c/o Summit Semiconductor 20575 NE Von Neumann Dr., Suite 100, Beaverton, Oregon 97006.

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	Number of units				Number of units
	beneficially owned		% of Total		beneficially owned
	before this offering		Voting		after this offering		% of Total
	Common		Power	Number	Common		Voting
			Before	of Units			Power After
	Units	%	Offering	Offered	Units	%	Offering
5% or greater unit holders
Carl E. Berg	21,985,267	22.2%	22.2%	—	[_____]	[_____]	[_____]
Lisa Walsh	14,886,086	15.0%	15.0%	—	[_____]	[_____]	[_____]
MARCorp Financial LLC	15,803,657	15.9%	15.9%		[_____]	[_____]	[_____]

Directors & executive officers
Brett Moyer	2,203,207	2.2%	2.2%	—	[_____]	[_____]	[_____]
Helge Kristensen	2,081,890	2.1%	2.1%	—	[_____]	[_____]	[_____]
Jonathan Gazdak	275,556	0.3%	0.3%	—	[_____]	[_____]	[_____]
Jeff Gilbert	—	0.0%	0.0%	—	[_____]	[_____]	[_____]
Michael Fazio	—	0.0%	0.0%	—	[_____]	[_____]	[_____]
Sam Runco	—	0.0%	0.0%	—	[_____]	[_____]	[_____]
Gary Williams	—	0.0%	0.0%	—	[_____]	[_____]	[_____]
All executive officers and directors as a group (7 persons)	4,560,653	4.6%	4.6%	—	[_____]	[_____]	[_____]

5% or greater, directors and executive officers as a group	62,706,640	57.8%	57.8%	—	[_____]	[_____]	[_____]

DESCRIPTION OF COMMON MEMBERSHIP INTEREST UNITS

The following description of our common membership interest units, certain provisions of our operating agreement and certain provisions of Delaware law are summaries. You should also refer to our operating agreement, as amended, which is filed as an exhibit to the registration statement of which this prospectus is part.

General

Our board of directors may establish the rights and preferences of the preferred membership interest units from time to time . As of September 30, 2017, after giving effect to the conversion of all outstanding convertible promissory notes and the conversion of all outstanding preferred membership interest  units into our common membership interest units in connection with the completion of the offering, there would have been an aggregate of 99,094,071 common membership interest units issued and outstanding, held of record by 75 membership interest unit holders .

Common Membership Interest Units

Voting Rights

Upon the completion of this offering, each holder of our common membership interest units will be entitled to one vote for each unit on all matters submitted to a vote of the membership interest unit holders, including the election of directors. Under our operating agreement, as amended, our membership interest unit holders will not have cumulative voting rights. Because of this, the holders of a majority of the common membership interest units entitled to vote in any election of directors will be able elect all of the directors standing for election, if they should so choose.

Distributions

Subject to preferences that may be applicable to any then-outstanding preferred membership interest units, holders of common membership interest units will be entitled to receive ratably those distributions, if any, as may be declared from time to time by the board of directors out of legally available funds.

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Liquidation

In the event of our liquidation, dissolution or winding up, holders of common membership interest units will be entitled to share ratably in the net assets legally available for distribution to membership interest unit holders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding preferred membership interest units.

Rights and Preferences

Holders of common membership interest units have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common membership interest units. The rights, preferences and privileges of the holders of common membership interest units are subject to, and may be adversely affected by, the rights of the holders of any series of preferred membership interest units that we may designate in the future.

Preferred Membership Interest Units

All currently outstanding preferred membership interest units will be converted to common membership interest units upon the completion of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our membership interest unit holders, to issue preferred membership interest units in one or more series, to establish from time to time the number of units to be included in each such series, to fix the rights, preferences and privileges of the units of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of units any such series, but not below the number of units of such series then outstanding.

Our board of directors may authorize the issuance of preferred membership interest units with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common membership interest units. The purpose of authorizing our board of directors to issue preferred membership interest units and determine its rights and preferences is to eliminate delays associated with a membership interest unit holder vote on specific issuances. The issuance of preferred membership interest units, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common membership interest units and the voting and other rights of the holders of our common membership interest units. It is not possible to state the actual effect of the issuance of any preferred membership interest units on the rights of holders of common membership interest units until the board of directors determines the specific rights attached to that preferred membership interest units.

We have no present plans to issue any preferred membership interest units.

Warrants

As of September 30, 2017, warrants for common units outstanding were 42,919,246 of which 41,357,057 were immediately exercisable while an additional 1,562,189, issued to employees, would be exercisable in the event of a change of control of the Company.

Registration Rights

Certain investors in our company (“Initiating Holders”) have registration rights which, upon notice from an Initiating Holder, will require us to file a registration statement to register the shares owned by said Initiating Holder. The Company must also provide notice to all other Initiating Holders and register the shares of any other Initiating Holder that joins such request. However, an Initiating Holder cannot submit a notice prior to the earlier of five years from the date such holder executed a Registration Rights Agreement or one hundred eighty days following the effective date of the first registration statement filed by the Company covering an underwritten offering of its securities.

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Anti-Takeover Provisions

Anti-Takeover Effects of Certain Provisions of our Certificate of Formation and Operating Agreement

Anti-takeover provisions in our Limited Liability Company Operating Agreement, as amended, effective April 9, 2016 (the “operating agreement”) and under Delaware law could make an acquisition of our company more difficult, limit attempts by our membership interest units holders to replace or remove our current management and limit the market price of our common membership interest units.

Provisions in our Operating Agreement may have the effect of delaying or preventing a change of control or changes in our management. Our Operating Agreement includes provisions that:

●     permit our board of directors to appoint managing officers and to fill any vacancies and newly-created directorships by the affirmative vote of the majority of the remaining directors, subject to the right of MARCorp Financial, LLC (“MARCorp”) to fill a vacancy on our board of directors in the event of a vacancy with respect to its designee;

●     provide that directors may only be removed for fraud, gross negligence, willful misconduct or material default of his or her obligations to the Company under the Operating Agreement by the affirmative vote of a majority of the holders of our membership interest units who are entitled to vote;

●     require our officers to obtain the approval of the majority of our board of directors to effect a merger of the Company, or sale, license, exchange, lease, mortgage, pledge, or other transfer of all or a substantial part of the assets of the Company or any intellectual property of the Company;

●     require our officers to obtain the approval of the majority of our board of directors to admit or accept the withdrawal of members of the Company, or sell, issue, grant, transfer or purchase membership interest units or securities convertible into or exercisable for such units;

●     require the approval of a majority of the holders of our membership interest units entitled to vote to amend or waive any provision of our Operating Agreement, and in the event an amendment would have a material adverse effect on one or more members, the approval of a majority of the holders of such units so affected, unless all members of the Company are equally affected;

●     authorize the payment of an aggregate of up to 18% of the proceeds received by the Company in the event of a change of control to certain members of our board of directors and employees of the Company pursuant to payout agreements;

●     grant the Company a right of first refusal (subject to certain exceptions) in the event a member intends to effect a transfer of an economic interest in its membership interest units, the purchase price for which may be made by the Company on an installment basis;

●     grant the members of the Company a right of first offer (subject to certain exceptions) in the event the Company intends to issue additional membership interest units to any other member of the Company;

●     prohibits the sale or transfer of membership interest units or other securities of the Company by any holder of such securities during the 180-day period after the effective date of this offering; and

●     In addition, we are governed by the provisions of Section 18-209 of the Delaware Limited Liability Company Act, which generally requires the approval of a majority of the holders of our membership interest units to enter into an agreement of merger or consolidation or a plan of merger with another entity. These provisions may frustrate or prevent any attempts by our membership interest unit holders to replace or remove our current management by making it more difficult for membership interest units holders to replace members of our board of directors, which are responsible for appointing the members of our management, and otherwise discourage management takeover attempts.

Choice of Forum

Our operating agreement, as amended, provides that the state courts in Santa Clara County in the State of California or in the event of available federal jurisdiction, the federal courts of the Northern District of California for any action regarding our operating agreement, as amended.

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Transfer Agent and Registrar

The transfer agent and registrar for our common membership interest units is ____________.

Listing

We will apply for listing of our common membership interest units on The Nasdaq Capital Market under the trading symbol “WISA.”

UNITS ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common membership interest units, and although we expect that our common membership interest units will be approved for listing on the NASDAQ Capital Market, we cannot assure investors that there will be an active public market for our common membership interest units following this offering. We cannot predict what effect, if any, sales of our units in the public market or the availability of units for sale will have on the market price of our common membership interest units. Future sales of substantial amounts of common membership interest units in the public market, including units issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common membership interest units and also could adversely affect our future ability to raise capital through the sale of our common membership interest units or other equity-related securities at times and prices we believe appropriate.

Based on our common membership interest units outstanding as of September 30, 2017, upon completion of this offering,                common membership interest units will be outstanding, assuming no exercise of the underwriter’s warrants and no exercise of outstanding options or warrants.

All of the common membership interest units sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any units sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act. The remaining ____________ outstanding common membership interest units held by existing unit holders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

● no units will be eligible for immediate sale upon the completion of this offering; and

● approximately ___________ units will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue common membership interest units from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of options and warrants, vesting of restricted units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of common membership interest units that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the units we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the units issued in connection with these issuances, in which case the holders of the common membership interest units will have the right, under certain circumstances, to cause us to register any resale of such units to the public.

Lock-Up Agreements

In connection with this offering, we, our directors and officers and holders of approximately 63% of our equity securities outstanding immediately prior to this offering, have agreed, subject to certain exceptions, not to offer, sell or transfer any common membership interest units or securities convertible into or exchangeable for our common membership interest units for 180 days after the date of this prospectus without the prior written consent of Alexander Capital, L.P.

The agreements do not contain any pre-established conditions to the waiver of [___________] on behalf of the underwriter of any terms of the lock-up agreements. Any determination to release units subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common membership interest units, the liquidity of the trading market for the common membership interest units, general market conditions, the number of units proposed to be sold, contractual obligations to release certain units subject to the lock-up agreements in the event any such units are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors’ rights agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of _____ units of our common membership interests, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their units under the Securities Act. Registration of the offer and sale of these units under the Securities Act would result in the units becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Membership Interest Units—Registration Rights” for additional information.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

There are substantial tax risks associated with an investment in the Company. The following paragraphs summarize some of the principal tax risks to investors. Because the tax aspects of the offering are complex and may differ depending on individual tax circumstances, you must consult with and rely on your tax advisor concerning the tax aspects of the offering. The following tax risks should be read in conjunction with “Certain Tax Considerations.”

Management intends the Company to be treated as a partnership for federal income tax purposes. As a partnership, the Company will not be subject to entity-level federal income tax. Instead, the unit holders of the Company will be required annually to take into account their respective distributive shares of the Company’s items of taxable income, gain, loss, deduction and credit, without regard to whether any distributions are made by the Company. Accordingly, unit holders may recognize taxable income for federal, state and local income tax purposes without receiving any or a sufficient distribution from the Company with which to pay the taxes thereon.

If the Company was classified as a publicly traded partnership taxable as a corporation, instead of as a partnership, the Company would pay federal income tax at corporate rates on its net income, and distributions to the unit holders would generally be dividends to the extent of the Company’s “earnings and profits” (as defined for tax purposes). Any such tax at the entity level would result in a reduction in the amount of cash available for distribution to the unit holders.

CERTAIN TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following discussion is for informational purposes only and is not intended as tax or legal advice. The disclosures herein are not intended or written to be used, and cannot be used, for the purposes of avoiding penalties under any federal tax laws. The following discussion was written to support the promotion or marketing of the transactions or matters described herein. Each potential unit holder should seek advice based on that person’s particular circumstances from an independent tax adviser.

This discussion is based on the Company’s intended plan of operation, as described herein and the operating agreement, applying the federal income tax laws as currently in effect as contained in the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Department of Treasury regulations promulgated thereunder (the “Treasury Regulations”), and relevant judicial decisions and administrative guidance. The federal tax laws are subject to change, and any such change may materially affect the tax consequences of an investment in the Company. No rulings or opinions of counsel have been or will be requested with respect to any tax- related matter discussed herein. There can be no assurance that the positions the Company takes on its tax returns will be accepted by the Internal Revenue Service (“IRS”). This discussion relates only to U.S. federal income taxes and not to any local, state or foreign taxes or U.S. federal taxes other than income taxes. In this regard, it should be noted that as of the date of this prospectus the IRS has not issued definitive regulations concerning the tax treatment of series limited liability companies.

Because this discussion is a general summary, it does not address all aspects of federal income taxation that may be relevant to a particular unit holder in light of the unit holder’s particular circumstances, nor does it address, unless explicitly noted (and only to the extent so noted), certain types of unit holders subject to special treatment under the federal income tax laws, including but not limited to tax-exempt organizations, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, unit holders who are themselves partnerships or other pass-through entities for U.S. federal income tax purposes, regulated investment companies, real estate investment companies, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons whose “functional currency” is not the U.S. dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk- reducing transaction, or persons acquiring their interests in the Company in connection with the performance of services. This summary addresses only unit holders who are U.S. persons, i.e., individual citizens or residents of the United States, corporations and other business entities organized under the laws of the United States, any state, or the District of Columbia, estates with income subject to United States federal income tax, or trusts subject to primary supervision by a United States court and for which United States persons control all substantial decisions.

Portions of this discussion address the ability of unit holders to utilize items of loss or deduction arising from the Company’s activities. Potential unit holders are cautioned that the Company will not be operated for the purpose of generating tax deductions, losses, credits, or other benefits. unit holders should not anticipate that an investment in the Company will yield items of deduction, loss, or credit to offset items of income or gain from other sources.

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The Company intends to be treated as a partnership for federal income tax purposes. In general, as discussed below, partnerships are not separate taxable entities. However, certain “publicly traded partnerships” are taxed as corporations for federal income tax purposes. A partnership is “publicly traded” for this purpose if its interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof), as defined in the Code.

If the Company were classified as a publicly traded partnership taxable as a corporation, the Company would pay federal income tax at corporate rates on its net income, and distributions to its unit holders would in general be dividends to the extent of the Company’s “earnings and profits” (as defined for tax purposes), with distributions in excess thereof being treated first as a return of capital and thereafter as capital gain. Any such tax at the entity level would result in a reduction in the amount of cash available for distribution to the unit holders. This discussion of material federal income tax consequences assumes that the Company will be treated as a partnership (other than a publicly traded partnership taxable as a corporation) for federal income tax purposes.

Taxation of the Company’s Operations

As a partnership, the Company will not be subject to entity-level federal income tax. Instead, the unit holders of the Company will be required annually to take into account their respective distributive shares of the Company’s items of taxable income, gain, loss, deduction and credit, without regard to whether any distributions are made by the Company. Although the Company will not be subject to federal income tax, it will compute its taxable income like an individual, except that certain deductions are not allowed, and certain items must be separately stated on the Company’s annual federal partnership information tax returns. The Company’s taxable year will be determined in accordance with the requirements of the Code and is expected to be the calendar year. The Company also will provide unit holders with statements to assist unit holders in determining and reporting on their federal income tax returns items of taxable income, gain, loss, deduction and credit arising from their investment in the Company. While the Company will endeavor to provide timely tax reporting to its unit holders, it cannot guarantee that this can be accomplished in any year or at all. It may be that in any given fiscal year such reporting may not be available until after April 15 of the following year. Unit holders, therefore, should be prepared to obtain extensions of the filing date for their income tax returns at the federal, state and local level.

Taxation of Unit Holders

Each unit holder will be required to report separately, on its own federal income tax return, its respective distributive share of the Company’s items of taxable income, gain, loss, deduction and credit for the taxable year of the Company ending with or within the unit holder’s taxable year, regardless of whether the unit holder has received or will receive any distribution of cash or property from the Company. It is possible that unit holders will incur tax liabilities attributable to the Company that exceed the amount of cash distributions made to them. Generally, ordinary income or loss earned or incurred by the Company will be ordinary income or loss to the unit holders, and capital gain or loss earned or incurred by the Company will be capital gain or loss to the unit holders.

The Company’s distributive shares of income, gain, loss, deduction, and credit are allocated in accordance with the Company’s operating agreement. The Company expects that such allocations will be respected by the IRS as either having “substantial economic effect” (or be deemed to have substantial economic effect) or being determined in accordance with a “partner’s interest in the partnership.” However, the regulations regarding when allocations are respected for tax purposes are very complex, and there can be no assurance that the allocations described in the Limited Liability Company Agreement will be respected by the IRS.

EACH PROSPECTIVE UNIT HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON MEMBERSHIP INTEREST UNITS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We have entered into an underwriting agreement with Alexander Capital, L.P. (“underwriter”) Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, units of our common membership interest units on a best efforts basis. We plan to list our common membership interest units for trading on The Nasdaq Capital Market under the symbol “WISA.”

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Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, common membership interest units on a best efforts basis:

The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions and no material adverse change to our business.

The underwriter is offering the common membership interest units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts, Commissions and Expenses

The following table shows the public offering price, underwriting discounts and commissions payable to the underwriter by us in connection with this offering, and proceeds to us, before expenses:

	Per Unit		Total

Public offering price	$	[______]	$	[______]
Underwriting discounts and commissions paid to us	$	[______]	$	[______]
Proceeds to us, before expenses	$	[______]	$	[______]

We have agreed to reimburse the underwriter for certain out-of-pocket expenses of the underwriter payable by us, in an aggregate amount not to exceed $ [_____]. The underwriting agreement, however, provides that in the event this offering is terminated, the underwriter will only be entitled to the reimbursement of out-of-pocket accountable expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(D).

The underwriter proposes to offer the common membership interest units purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ ____per unit. After this offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

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We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $ __________ .

Indemnification

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter or such other indemnified parties may be required to make in respect thereof.

Underwriter’s Warrant

We have agreed to issue to the underwriter warrants initially exercisable for up to______ common membership interest units. The warrants are not included in the securities being sold in this offering. The units issuable upon exercise of the warrants are identical to those offered by this prospectus. The warrants are exercisable at a per unit price equal to 120% of the price per unit in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five-year period commencing one year from the effective date of this offering, which period shall not extend further than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the common membership interest units underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under Rule 5100(g)(1)) will not sell, transfer, assign, pledge or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of units issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a membership interest unit distribution, extraordinary cash distribution or our recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common membership interest units or any securities convertible into or exercisable or exchangeable for our common membership interest units; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common membership interest units; or (iii) file any registration statement with the SEC relating to the offering of any of our common membership interest units or any securities convertible into or exercisable or exchangeable for our common membership interest units, without the prior written consent of the underwriter for a period of 90 days following the date of this prospectus, subject to an 18-day extension under certain circumstances (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of our common membership interest units sold in this offering, (ii) the issuance of our common membership interest units upon the exercise of outstanding warrants and the vesting of restricted membership interest units awards or units, and (iii) the issuance of employee warrants to purchase membership interest units not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted membership interest units awards or restricted membership interest units pursuant to our equity incentive plans.

In addition, each of our directors, executive officers, and majority of our existing unit holders have entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our common membership interest units or securities convertible into or exchangeable for our common membership interest units, or publicly announce any intention to do any of the foregoing, without the prior written consent of the underwriter, for a period of 180 days from the closing date of this offering, subject to an 18-day extension under certain circumstances. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes, amongst others.

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Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of common membership interest units to the underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Passive Market Making

In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common membership interest units on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the units and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

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Other Relationships

Certain of the underwriter and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The units may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

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Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissã do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

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Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive 2003/71/EC, and has not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended)(the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to: (1) persons who receive this prospectus outside of the United Kingdom; and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Person(s)”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

The underwriter has represented, warranted and agreed that:

●	they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any of the shares of common membership interest units in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

●	they have complied with and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares of common membership interest units in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

Robinson Brog Leinwand Greene Genovese & Gluck, P.C. of New York, New York will pass upon the validity of the common membership interest units offered hereby. The underwriter is being represented by Carmel, Milazzo & DiChiara in connection with the offering.

EXPERTS

The consolidated financial statements of Summit Semiconductor, LLC as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common membership interest units being offered by this prospectus, which constitutes a part of the registration statement. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common membership interest units offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.summitwireless.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common membership interest units in this offering.

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summit semiconductor, llc and subsidiaries

C o n t e n t s

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of

Summit Semiconductor, LLC

We have audited the accompanying consolidated balance sheets of Summit Semiconductor, LLC and subsidiaries (a Delaware corporation) (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, preferred units and members’ deficit and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Semiconductor, LLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flow from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BPM LLP

San Jose, California

October 31, 2017

summit semiconductor, llc

Consolidated Balance Sheets

December 31, 2016 and 2015

	2016	2015
Assets
Current Assets:
Cash and cash equivalents	$92,262	$25,438
Accounts receivable, net	7,089	38,318
Inventories	585,961	574,372
Prepaid expenses and other current assets	101,517	145,451
Total current assets	786,829	783,579

Property and equipment, net	58,264	204,417
Other assets	97,546	83,579
Total assets	$942,639	$1,071,575
Liabilities, Preferred Units and Members’ Deficit
Current Liabilities:
Accounts payable	$1,034,699	$996,844
Accrued liabilities	2,091,352	892,413
Accrued interest	362,756	63,561
Promissory notes	120,583	1,782,533
Convertible notes payable	3,734,517	—
Total current liabilities	7,343,907	3,735,351

Warrant liability	1,619,287	—
Total liabilities	8,963,194	3,735,351

Commitments and contingencies (Note 8)
Preferred units, no par value, 41,438,818 and no units authorized and outstanding as of December 31, 2016 and 2015, respectively	64,734,841	—
Members’ Deficit:
Common units, no par value, 5,122,221 and 39,089,467 units authorized and outstanding as of December 31, 2016 and 2015, respectively	9,913,210	70,295,815
Accumulated other comprehensive loss	(37,396)	(36,650)
Accumulated deficit	(82,631,210)	(72,922,941)
Total members’ deficit	(72,755,396)	(2,663,776)

Total liabilities, preferred units and members’ deficit	$942,639	$1,071,575

The accompanying notes are integral part of these consolidated financial statements.

summit semiconductor, llc

Consolidated Statements of Operations

For the years ended December 31, 2016 and 2015

	2016	2015

Revenue, net	$1,273,113	$2,111,995
Cost of revenue	1,533,790	2,206,751
Gross profit	(260,677)	(94,756)

Operating Expenses:
Research and development	5,218,958	5,748,282
Sales and marketing	2,049,265	2,168,383
General and administrative	967,690	809,205
Total operating expenses	8,235,913	8,725,870

Loss from operations	(8,496,590)	(8,820,626)
Interest expense	(1,863,746)	(392,284)
Change in fair value of warrant liability	568,103	—
Other income (expense), net	93,399	125,727
Loss before provision for income taxes	(9,698,834)	(9,087,183)
Provision for income taxes	9,435	9,922
Net loss	$(9,708,269)	$(9,097,105)
Net loss per common unit - basic and diluted	$(0.49)	$(0.40)
Weighted average number of common units used in computing net loss per common unit	19,785,238	22,604,551

The accompanying notes are integral part of these consolidated financial statements.

summit semiconductor, llc

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2016 and 2015

	2016	2015

Net loss	$(9,708,269)	$(9,097,105)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(746)	(12,336)
Comprehensive loss	$(9,709,015)	$(9,109,441)

The accompanying notes are integral part of these consolidated financial statements.

summit semiconductor, llc

Consolidated Statements Of Preferred Units and Members’ Deficit

For the years ended December 31, 2016 and 2015

					Accumulated Other		Total
	Preferred Units		Common Units		Comprehensive	Accumulated	Members’
	Shares	Amount	Shares	Amount	Loss	Deficit	Deficit

Balance as of December 31, 2014	—	$—	10,000,000	$62,759,843	$(24,314)	$(63,825,836)	$(1,090,307)
Proceeds from issuance of common units, net of issuance costs	—	—	16,666,666	4,554,500	—	—	4,554,500
Issuance of common units upon conversion of notes payable	—	—	12,422,801	2,981,472	—	—	2,981,472
Currency translation adjustment	—	—	—	—	(12,336)	—	(12,336)
Net loss	—	—	—	—	—	(9,097,105)	(9,097,105)
Balance as of December 31, 2015	—	—	39,089,467	70,295,815	(36,650)	(72,922,941)	(2,663,776)
Proceeds from issuance of common units, net of issuance costs			800,000	219,750	—	—	219,750
Proceeds from issuance of preferred units, net of issuance costs	5,381,572	1,501,058	—	—	—	—	—
Issuance of preferred units upon conversion of notes payable	1,290,000	387,000	—	—	—	—	—
Conversion of common units to preferred in connection with financing	34,767,246	62,846,783	(34,767,246)	(62,846,783)	—	—	(62,846,783)
Compensation expense for issuance of employee warrants	—	—	—	615,548	—	—	615,548
Beneficial conversion feature upon issuance of convertible notes	—	—	—	809,909	—	—	809,909
Issuance of warrants for common units	—	—	—	818,971	—	—	818,971
Currency translation adjustment	—	—	—	—	(746)	—	(746)
Net loss	—	—	—	—	—	(9,708,269)	(9,708,269)
Balance as of December 31, 2016	41,438,818	$64,734,841	5,122,221	$9,913,210	$(37,396)	$(82,631,210)	$(72,755,396)

The accompanying notes are integral part of these consolidated financial statements.

summit semiconductor, llc

Statements of Cash Flows

for the years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net loss	$(9,708,269)	$(9,097,105)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	146,153	168,602
Noncash portion of interest expense	489,731	254,990
Amortization of debt discount	1,213,488	—
Change in fair value of warrant liability	(568,103)	—
Compensation expense for issuance of employee warrants	615,548	—
Changes in operating assets and liabilities:
Accounts receivable	31,229	(36,147)
Inventories	(87,339)	738,772
Prepaid expenses and other assets	29,966	(88,875)
Accounts payable	194,145	154,763
Accrued liabilities	1,198,939	146,279
Net cash used in operating activities	(6,444,512)	(7,758,721)

Cash flows from investing activities:
Purchases of property and equipment, net	—	(45,541)
Net cash used in investing activities	—	(45,541)

Cash flows from financing activities:
Proceeds from the issuance of preferred units	1,501,058	—
Proceeds from the issuance of common units	219,750	4,554,500
Proceeds from issuance of promissory notes	685,704	1,528,475
Proceeds from issuance of convertible notes payable	4,411,484	1,509,300
Repayment of promissory notes	(305,914)	(125,000)
Net cash provided by financing activities	6,512,082	7,467,275
Effect of exchange rate changes on cash and cash equivalents	(746)	(12,335)
Net increase (decrease) in cash and cash equivalents	66,824	(349,322)

Cash and cash equivalents as of beginning of year	25,438	374,760

Cash and cash equivalents as of end of year	$92,262	$25,438

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$50,858	$109,583

Noncash Investing and Financing Activities:
Issuance of warrants in connection with convertible notes payable	$2,187,390	$—
Beneficial conversion feature of convertible notes payable	$809,909	$—
Issuance of preferred units upon conversion of convertible notes payable	$300,000	$—
Issuance of preferred units in lieu of payment of employee expenses	$87,000	$—
Issuance of convertible notes payable upon amendment of promissory notes	$1,947,515	$—
Issuance of common units upon conversion of convertible notes payable	$—	$2,981,472
Conversion of common units to preferred in connection with financing	$62,846,783	$—
Repayment of term loan by issuance of convertible notes payable	$—	$450,000
Reduction of promissory note by shipment of inventory	$75,750	$—
Issuance of convertible notes in lieu of payment of principal and accrued interest	$190,536	$—
Issuance of convertible notes payable in lieu of payment of expenses for employee	$69,290	$—

The accompanying notes are integral part of these consolidated financial statements.

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

1.	Business and Viability of Operations

Summit Semiconductor, LLC (also refer to as “we”, “us”, “our”, or “the Company”) was originally incorporated in Delaware on July 23, 2010. The Company develops wireless audio integrated circuits for home entertainment and professional audio markets.

The consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. The Company has incurred net operating losses each year since inception. As of December 31, 2016, the Company had an accumulated deficit of approximately $82.6 million and has not generated positive cash flows from operations. The Company expects operating losses to continue in the foreseeable future because of additional costs and expenses related to research and development activities, plans to expand its product portfolio, and increase its market share. The Company’s ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support its cost structure. Based on current operating levels and required debt repayments, the Company will need to raise additional funds by selling additional equity or incurring additional debt. To date, the Company has not generated significant revenues and has been able to fund its operations through private equity financings from various investors and debt financings. Additionally, future capital requirements will depend on many factors, including the rate of revenue growth, the selling price of the Company’s products, the expansion of sales and marketing activities, the timing and extent of spending on research and development efforts and the continuing market acceptance of the Company’s products. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management of the Company intends to raise additional funds through the issuance of equity securities and debt. There can be no assurance that, in the event the Company requires additional financing, such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP.”) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The consolidated financial statements reflect the accounts of Summit Semiconductor, LLC and its wholly-owned subsidiaries, Summit Semiconductor K.K., a Japanese corporation and WiSA, LLC, a Delaware limited liability company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies, continued

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts at one financial institution. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company’s accounts receivable are derived from revenue earned from customers located throughout the world. The Company performs credit evaluations of its customers’ financial condition and sometimes requires partial payment in advance of shipping. As of December 31, 2016, the Company had two customers accounting for 57% and 15% of accounts receivable. The Company had three customers accounting for 45%, 20% and 13% of its net revenues for the year ended December 31, 2016. As of December 31, 2015, the Company had two customers accounting for 84% and 13% of accounts receivable. The Company had three customers accounting for 62%, 15% and 11% of its net revenues for the year ended December 31, 2015.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued acceptance of the Company’s products, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals.

The Company relies on sole-source suppliers to manufacture some of the components used in its product. The Company’s manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, any of which could delay or impede their ability to meet demand. The Company is heavily dependent on a single contractor in China for assembly and testing of its products.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoice amount and are generally not interest bearing. The Company reviews its trade receivables aging to identify specific customers with known disputes or collection issues. The Company exercises judgment when determining the adequacy of these reserves as it evaluates historical bad debt trends and changes to customers’ financial conditions. Uncollectible receivables are recorded as bad debt expense when all efforts to collect have been exhausted and recoveries are recognized when they are received.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments and investments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based upon borrowing rates currently available to the Company for borrowings with similar terms, the carrying value of the outstanding borrowings approximates fair value.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies, continued

Inventories

Inventories, principally purchased components, are stated at the lower of cost or net realizable value. Cost is determined using an average cost, which approximates actual cost on a first-in, first-out basis. Inventory in excess of salable amounts and inventory which is considered obsolete based upon changes in existing technology is written off. At the point of loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in the new cost basis.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life or term of the lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Convertible Financial Instruments

The Company bifurcates conversion options and warrants from their host instruments and accounts for them as free standing derivative financial instruments if certain criteria are met. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options and warrants should be bifurcated from their host instruments, discounts are recorded for the intrinsic value of conversion options embedded in the instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the instrument.

Debt discounts under these arrangements are amortized to interest expense using the interest method over the earlier of the term of the related debt or their earliest date of redemption.

The Company has pledged all its assets, including its personal property, fixtures, intellectual property and products as collateral for certain of its promissory and convertible notes payable.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies, continued

Warrants for Common Units and Derivative Financial Instruments

Warrants for common units and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement or (2) give the Company a choice of net-cash settlement or settlement in its own units (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in units (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as equity or liabilities. The Company assesses classification of its warrants for common units and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

The issuance of the convertible notes payable generated a beneficial conversion feature (“BCF”), which arises when a debt or equity security is issued with an embedded conversion option that is beneficial to the investor or in the money at inception because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date. The Company recognized the BCF by allocating the intrinsic value of the conversion option, which is the number of units of common stock available upon conversion multiplied by the difference between the effective conversion price per unit and the fair value of common stock per unit on the commitment date, to additional paid-in capital, resulting in a discount on the convertible debt.

Revenue Recognition

The Company’s revenue is derived predominantly from sales to original equipment manufacturers and original device manufacturers. The Company recognizes revenue from product sales upon shipment if evidence of an arrangement exists, the fee is fixed or determinable, collection of the resulting receivable is reasonably assured and title and risk of loss has passed. If those criteria are not met, then revenue is not recognized until all of the criteria are satisfied.

Transfer of title and risk of ownership occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. Revenue is recorded net of customer discounts. For sales transactions when collectibility is not reasonably assured, the Company recognizes revenue upon receipt of cash payment. Shipping and handling fees charged to customers are recorded as a component of revenue, net and the related expense as a component of cost of revenue.

The Company does not provide its customers with a contractual right of return. However, the Company accepts limited returns on a case-by-case basis. As such, the Company records revenue net of estimated returns based on the historical rates of return.

Research and Development

Research and development costs are charged to operations as incurred.

Net Loss per Common Unit

Basic net loss per common unit is calculated by dividing the net loss by the weighted average number of common units outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common unit is computed by dividing the net loss by the weighted average number of common units and potentially dilutive common unit equivalents outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per common unit calculation, preferred units and warrants for common units are considered to be potentially dilutive securities.

For the year ended December 31, 2015, warrants to purchase 5,813,311 common units have been excluded from the calculation of net loss per common unit because the inclusion would have been antidilutive. For the year ended December 31, 2016, warrants to purchase 17,067,512 shares of common units and 41,438,818 preferred units have been excluded from the calculation of net loss per common unit because the inclusion would be antidilutive.

Income Taxes

The Company has elected to be treated as a limited liability corporation (“LLC”) for federal and state income tax purposes, such that the Company’s taxable income is reported by its members in their respective tax returns. The Company is subject only to a California LLC tax which is recorded as a state income tax in the consolidated statements of operations. For the years ended December 31, 2016 and 2015, the Company incurred a provision for income taxes of $9,435 and $9,922 respectively, related to the Company’s foreign operations.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies, continued

Comprehensive Loss

Comprehensive loss includes all changes within members’ deficit that are not the result of transactions with members. Accumulated other comprehensive loss includes the foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiary.

Product Warranty

The Company’s products are generally subject to a one year warranty, which provides for the repair, rework, or replacement of products (at the Company’s option) that fail to perform within the stated specification. The Company has assessed its historical claims and, to date, product warranty claims have not been significant. The Company will continue to assess if there should be a warranty accrual going forward.

Foreign Currency

The financial position and results of operations of the Company’s foreign operations are measured using currencies other than the U.S. dollar as their functional currencies. Accordingly, for these operations all assets and liabilities are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Expense items are translated using the weighted average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these operations’ financial statements are reported as a separate component of members’ equity, while foreign currency transaction gains or losses, resulting from remeasuring local currency to the U.S. dollar are recorded in the consolidated statement of operations in other income (expense), net and were not material for the years ended December 31, 2016 and 2015.

Advertising Costs

Advertising costs are charged to selling and marketing expenses as incurred. Advertising costs for the years ended December 31, 2016 and 2015 were not material.

Recent Accounting Pronouncements

In December 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The update allows entities not to make quantitative disclosures about remaining performance obligations in certain cases and requires entities that use any of the optional exemptions to expand their qualitative disclosures. This standard also clarifies other areas of the new revenue standard, including disclosure requirement for prior period performance obligations, impairment guidance for contract costs and the interaction of impairment guidance in Accounting Standards Codification (“ASC”) 340-40 with other guidance elsewhere in the Codification. This update is an amendment to ASU 2014-09 and becomes effective concurrently with ASU 2014-09. The Company is currently evaluating the impact of the adoption of this accounting guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated statements of cash flows.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients. The amendments in this update, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance under ASU 2014-09 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. This update is an amendment to ASU 2014-09 and becomes effective concurrently with ASU 2014-09. The Company is currently evaluating the impact of the adoption of this accounting guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The update will be effective for fiscal years after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this accounting guidance on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The amended guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The requirement would replace the current lower of cost or market evaluation. The update is effective for fiscal years beginning after December 15, 2016, with early adoption permitted to be applied prospectively. The Company adopted this accounting guidance in 2016 and it did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update that requires an entity to present debt issuance costs on the balance sheet as a direct deduction from the related debt liability as opposed to an asset. Amortization of the costs will continue to be reported as interest expense. The update is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued, and the new guidance would be applied retrospectively to all prior periods presented. The Company adopted this accounting guidance in 2016 and it did not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This guidance is effective for the Company’s annual reporting period ending December 31, 2016 and all annual and interim reporting periods thereafter, with early adoption permitted. The Company adopted this standard on December 31, 2016. This guidance requires management to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance date of the financial statements and to provide related footnote disclosures.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for non-public entities for reporting periods beginning after December 15, 2017, and interim and annual reporting periods thereafter. Non-public entities have the option to adopt at the same time as public entities which is for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

3.	Balance Sheet Components

Inventories:
	2016	2015
Raw materials	$4,846	$6,153
Work in progress	221,941	182,767
Finished goods	359,174	385,452
Total inventories	$585,961	$574,372

Property and equipment, net:

	2016	2015
Machinery and Equipment	$713,947	$715,995
Tooling	19,900	19,900
Computer Software	82,831	82,831
Furniture and Fixtures	15,000	15,000
Leasehold improvements	11,238	11,238
	842,916	844,964
Less: Accumulated depreciation and amortization	(784,652)	(640,547)
Property and equipment, net	$58,264	$204,417

Depreciation and amortization expense for the years ended December 31, 2016 and 2015 was $146,153 and $168,602, respectively.

Accrued liabilities:
	2016	2015
Accrued compensation	$1,177,484	$213,102
Accrued stay bonus	271,670	—
Accrued vacation	268,740	266,714
Accrued other	373,458	412,597
Total accrued liabilities	$2,091,352	$892,413

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

4.	Promissory Notes

In connection with the acquisition of the Focus Enhancements, Inc. assets in July 2010, the Company assumed an asset purchase agreement with Hallo Development Co, LLC (“Hallo”). In October 2010, the Hallo agreement was amended to require the Company to pay royalties to Hallo at specified rates based on annual net sales derived from the Company’s purchased technology over a period of three years with a minimum royalty of $900,000. Initial shipments commenced in 2011 and after three years, cumulative royalties due Hallo were $900,000. In April 2014, the Hallo agreement was amended, converting the outstanding balance of $357,500, to an unsecured promissory note (“Hallo Note”), bearing interest at 18.0% per year with an initial maturity date of December 31, 2015, that was later extended. In December 2016, following a principal reduction payment of $37,500, the Hallo Note was amended accordingly (i) the maturity date was changed to “five days following an IPO”, (ii) following a debt or equity financing in excess of $4,000,000, the Company would make a principal reduction payment of $12,500, (iii) on the maturity date, the Company would make a principal reduction payment of $95,000, and (iv) the remaining unpaid principal and accrued interest, after the payments described in (ii) and (iii) above, shall automatically convert to units in connection with the initial public offering (“IPO”), at a conversion price equal to the average of the highest and the lowest price of the related stock that the Company sold on the maturity date. As a result of such amendment, the Hallo Note was reclassified to convertible notes payable as of December 31, 2016. The Company has recognized interest expense of $50,364 and $58,729 for the years ended December 31, 2016 and 2015, respectively. The Company made principal reduction payments under the Hallo Note of $57,500 and $125,000 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, $232,500 was due under the Hallo Note and such amount is classified under convertible notes payable. As of December 31, 2015, $290,000 of principal was due under the Hallo Note and such amount is classified under promissory notes payable.

On December 23, 2014, a significant unit holder provided a $775,000 unsecured advance to the Company (the “December 2014 Advance”). On January 30, 2015, the same significant unit holder provided a $475,000 unsecured advance to the Company (the “January 2015 Advance”). During February 2015, the December 2014 Advance and the January 2015 Advance were extinguished, and the unit holder agreed that the $1,250,000 aggregate principal balance of the advances would be used to fund the investors participation in the Series B Convertible Notes.

On January 5, 2015, we entered into a Loan and Securities Agreement and a separate Secured Promissory Note with the principal face value of $500,000 (the “January 2015 Note”). The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowing. The initial interest rate was 15.0% per year with an initial maturity date of July 5, 2015, that was later extended. In February 2016, following a principal reduction payment of $225,000, the January 2015 Note the maturity date was extended to June 1, 2017, and (ii) interest rate was adjusted to 10.0% per year. In December 2016, following a principal reduction payment of $23,414, the January 2015 Note was amended accordingly (i) the maturity date was changed to “five days following an IPO”, (ii) interest rate was adjusted to 10.0% per year (iii) following a debt or equity financing in excess of $4,000,000 prior to an IPO, the Company would make a principal reduction payment of $12,500, (iv) on the maturity date, the Company would make a principal reduction payment of $95,000, and (v) the remaining unpaid principal and accrued interest, after the payments described in (iii) and (iv) above, shall automatically convert to units in connection with the IPO, at a conversion price equal to the average of the highest and the lowest price of the related stock that the Company sold on the maturity date. As a result of such amendment, the January 2015 Note was reclassified to convertible notes payable as of December 31, 2016. The Company has recognized interest expense of $31,823 and $68,750 for the years ended December 31, 2016 and 2015, respectively. The Company made principal reduction payments under the January 2015 Note of $248,414 and $0 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, $251,586 was due under the January 2015 Note and such amount is classified under convertible notes payable. As of December 31, 2015, $500,000 of principal was due under the January 2015 Note and such amount is classified under promissory notes payable.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

4.	Promissory Notes, continued

On April 4, 2015, we entered into a Loan and Securities Agreement and a separate Secured Promissory Note with the principal face value of $450,000 (the “April 2015 Note”). The proceeds from April 2015 Note were used to repay the $450,000 loan outstanding with a bank. The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowing. Interest accrues at a rate 5.0% per year during the first twelve months and increases to 10.0% per year through maturity. All principal and related accrued interest outstanding are due and payable at the maturity date which was originally January 31, 2017. An amendment signed in November 2016 provided (i) a maturity date of June 1, 2017 and (ii) that if the Company completes an underwritten public offering of its common units or consummates a change of control, then the aggregate outstanding principal and related accrued interest will automatically convert into the number of common units equal to the quotient obtained by dividing the aggregate principal and accrued interest by the conversion price. The conversion price is the lesser of $0.30 or the highest price per common unit sold in the initial public offering or paid by a buyer upon a change in control multiplied by 75%. As a result of such amendment, the April 2015 Note was reclassified to convertible notes payable. The Company has recognized interest expense of $39,514 and $23,167 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, $450,000 of principal was due under the April 2015 Note and such amount is classified under convertible notes payable. As of December 31, 2015, $450,000 of principal was due under the April 2015 Note and such amount is classified under promissory notes payable.

On September 18, 2015, we entered into a Loan and Securities Agreement and a separate Secured Promissory Note with the principal face value of $200,000 (the “September 2015 Note”). The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowing. Interest accrues at a rate 10.0% per year through maturity. All principal and related accrued interest outstanding are due and payable at the maturity date which was originally January 31, 2017. An amendment signed in November 2016 provided (i) a maturity date of June 1, 2017 and (ii) that if the Company completes an underwritten public offering of its common units or consummates a change of control, then the aggregate outstanding principal and related accrued interest will automatically convert in to the number of common units equal to the quotient obtained by dividing the aggregate principal and accrued interest by the conversion price. The conversion price is the lesser of $0.30 or the highest price per common unit sold in the initial public offering or paid by a buyer upon a change in control multiplied by 75%. As a result of such amendment, the September 2015 Note was reclassified to convertible notes payable. The Company has recognized interest expense of $20,055 and $5,699 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, $200,000 of principal was due under the September 2015 Note and such amount is classified under convertible notes payable. As of December 31, 2015, $200,000 of principal was due under the September 2015 Note and such amount is classified under promissory notes payable.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

4.	Promissory Notes, continued

On December 22, 2015, we entered into a Loan and Securities Agreement and a separate Secured Promissory Note with the principal face value of $353,475 (the “December 2015 Note”). The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowing. Interest accrues at a rate 12.0% per year through maturity. All principal and related accrued interest outstanding are due and payable at the maturity date which was originally September 22, 2016, that was later extended. An amendment signed in December 2016 provided (i) a maturity date of June 1, 2017 and (ii) that if the Company completes an underwritten public offering of its common units or consummates a change of control, then the aggregate outstanding principal and related accrued interest will automatically convert in to the number of common units equal to the quotient obtained by dividing the aggregate principal and accrued interest by the conversion price. The conversion price is the lesser of $0.30 or the highest price per common unit sold in the initial public offering or paid by a buyer upon a change in control multiplied by 75%. As a result of such amendment, the December 2015 Note was reclassified to convertible notes payable. The Company has recognized interest expense of $35,685 and $1,162 for the years ended December 31, 2016 and 2015, respectively. In 2016, the Company shipped finished inventory valued at $75,750 to the lender which agreed that such shipment shall be considered a principal reduction payment. As of December 31, 2016, $277,725 of principal was due under the December 2015 Note and such amount is classified under convertible notes payable. As of December 31, 2015, $353,475 of principal was due under the December 2015 Note and such amount is classified under promissory notes payable.

During February 2016, we entered into five different Loan and Securities Agreements and separate Secured Promissory Notes with a total principal face value of $250,000 (the “Five February 2016 Notes”). The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowings. Interest accrues at a rate 10.0% per year through maturity. All principal and related accrued interest outstanding are due and payable at the maturity date which was originally February 1, 2017, that was later extended. In December 2016, two of the Five February 2016 Notes were terminated and extinguished and the lenders agreed that the $100,000 aggregate principal balance of the loans and the $8,863 aggregate accrued interest would be used to fund their participation in the Series D convertible notes. The Company recognized interest expense of $22,301 for the year ended December 31, 2016. Three of the Five February 2016 Notes with a principal balance of $150,000 remain outstanding as of December 31, 2016 and are classified as promissory notes.

During February, April and June 2016 we entered into three different Loan and Securities Agreements and separate Secured Promissory Notes with Brett Moyer, President and Chief Executive Officer of the Company, with a total principal face value of $135,704 (the “Moyer 2016 Notes”). The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowings. Interest accrues at a rate 10.0% per year through maturity. All principal and related accrued interest outstanding are due and payable at the maturity date which was one year from the date of issuance (February, April and June 2017, respectively). The Moyer 2016 Notes were terminated and extinguished during December 2016, and Mr. Moyer agreed that the $135,704 aggregate principal balance of the loans and the $9,672 aggregate accrued interest would be used to fund his participation in the Series D convertible notes. The Company has recognized interest expense of $9,672 for the year ended December 31, 2016.

In connection with the Five February 2016 Notes and the Moyer 2016 Notes, the Company issued warrants to purchase common units of 1,666,670 and 226,175, respectively (see Note 7 for fair value computation). The sum of the fair value of the warrants for the promissory notes were recorded as a debt discount to be amortized over the respective terms of the various notes. The debt discounts are amortized to interest expense using the effective interest method. During the year ended December 31, 2016, the Company recognized interest expense of $593,690 from the amortization of the debt discount. In connection with the December 2016 termination of two of the Five February 2016 Notes and the Moyer 2016 Notes, the remaining unamortized debt discount of $36,865 was immediately expensed.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

4.	Promissory Notes, continued

Promissory Notes:

	As of December 31,
	2016	2015
Hallo Note	$—	$290,000
January 2015 Note	—	500,000
April 2015 Note	—	450,000
September 2015 Note	—	200,000
December 2015 Note	—	353,475
Five February 2016 Notes	150,000	—
Total	150,000	1,793,475
Less: Debt discount	(29,417)	(10,942)
Balance at year end	$120,583	$1,782,533

5.	Convertible Notes Payable

		Carrying Value	Accrued Interest
	Company	as of	as of	Principal Value
	Proceeds	December 31, 2016	December 31, 2016	as of Maturity
Series C Convertible notes payable	$2,880,000	$25,000	$3,155	$29,412
Series D Convertible notes payable	1,573,292	4,923,880	118,666	5,792,800
Various individual convertible notes payable	1,711,810	1,711,810	240,935	1,711,810
Total	$6,165,102	6,660,690	362,756	$7,534,022
Less: Debt discount		(1,809,082)	—
Less: Beneficial conversion features		(1,117,091)	—
Balance at year end		$3,734,517	$362,756

2015 Activity

During February 2015 through July 2015, the Company received total proceeds of $2,837,800 from the issuance of original issue discount convertible notes (“Series B Convertible Notes”) to investors. The principal balance, plus all accrued and unpaid interest was due February 28, 2016 or at the next equity financing by the Company. The conversion price in effect was the lower of the price equal to 80% of the price of the units in the next equity financings and a unit price based on an enterprise value of the Company of $8,000,000. During August 2015, 12,422,801 common units were issued upon conversion of the Series B Convertible Notes and accrued interest.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

5.	Convertible Notes Payable, continued

2016 Activity

On February 12, 2016, we entered into a Loan and Securities Agreement and a separate Secured Promissory Note with the principal face value of $300,000 (the “February 2016 Note”). The personal property, fixtures and intellectual property and products of the Company serve as the collateral for the borrowing. Interest accrues at a rate 10.0% per year through maturity. All principal and related accrued interest outstanding are due and payable at the maturity date which was originally January 31, 2017. An amendment signed in November 2016 provided (i) a maturity date of June 1, 2017 and (ii) that if the Company completes an underwritten public offering of its common units or consummates a change of control, then the aggregate outstanding principal and related accrued interest will automatically convert in to the number of common units equal to the quotient obtained by dividing the aggregate principal and accrued interest by the conversion price. The conversion price is the lesser of $0.30 or the highest price per common unit sold in the initial public offering or paid by a buyer upon a change in control multiplied by 75%. As a result of such amendment, the February 2016 Note was reclassified to convertible notes payable. The Company has recognized interest expense of $26,630 for the year ended December 31, 2016. As of December 31, 2016, $300,000 of principal was due under the February 2016 Note and such amount is classified under convertible notes payable.

The February 2016 Note contains an embedded conversion feature that the Company has determined is a derivative requiring bifurcation. The Company has determined that the embedded conversion feature has de minimus value as of the date of issuance as the Company was not actively seeking any type of offering or change of control at that time due to the financial condition of the Company.

In connection with the February 2016 Note, the Company issued warrants to purchase 500,000 common units (see Note 7 for fair value computation). The sum of the fair value of the warrants for the February 2016 Note was recorded as a debt discount and is being amortized to interest expense over the term of the note using the effective interest method. During the year ended December 31, 2016, the Company recognized interest expense of $145,750 from the amortization of the debt discount.

On May 11, 2016, a significant unit holder provided a $300,000 unsecured advance to the Company (the “May 2016 Advance”) in contemplation of participating in the Preferred Unit Purchase Agreement dated April 12, 2016, which required the significant unit holder to invest a minimum of $500,000. In July 2016, the significant unit holder invested an additional $200,800 and requested the May 2016 Advance be cancelled and its principal be aggregated with the $200,800 to purchase a total of 1,669,595 preferred units at $0.30 per unit.

Series C Convertible Notes Payable

During February 2016 through October 2016, the Company received total proceeds of $2,880,000 from the issuance of original issue discount convertible notes (“Series C Convertible Notes”) to investors. The principal balance, plus all accrued and unpaid interest, is due one year from date of issuance (February 2017 to October 2017) or upon a change of control or an IPO by the Company. The conversion price in effect upon on IPO is the lesser of $0.60 or the price per common unit in the pre-money valuation immediately prior to the IPO multiplied by 80%. The conversion price at any other conversion event is $0.60. Issuance costs to obtain the convertible notes were recorded as a debt discount in the amount of $208,800.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

5.	Convertible Notes Payable, continued

Series C Convertible Notes Payable, continued

In connection with the Series C Convertible Notes, the Company issued warrants to investors and investment bankers to purchase common units of 2,823,529 and 395,296, respectively (see Note 7 for fair value computation). The sum of the fair value of the warrants, the BCF and issuance costs for the Series C Convertible Notes were recorded as debt discounts to be amortized to interest expense over the respective term using the effective interest method. During the year ended December 31, 2016, the Company recognized interest expense of $746,902 from the amortization of the debt discounts. All of the Series C Convertible Notes, except for $25,000, were extinguished and converted to Series D Convertible Notes between November and December 2016.

The Series C Convertible Notes contain an embedded conversion feature that the Company has determined is a derivative requiring bifurcation. The Company has determined that the embedded conversion feature has de minimus value as of the date of issuance as the Company was not actively seeking any type of offering or change of control at that time due to the financial condition of the Company.

Series D Convertible Notes Payable

During November 2016 and December 2016, the Company received total proceeds of $1,573,292 from the issuance of original issue discount convertible notes (“Series D Convertible Notes”) to investors. In addition, the Company: (i) extinguished Series C Convertible Notes in the amount of $2,855,000 along with accrued interest of $172,059 and converted those to Series D Convertible Notes (ii) extinguished other promissory notes in the amount of $235,704 along with accrued interest of $18,536 and converted those to Series D Convertible Notes and (iii) allowed Mr. Moyer to convert $69,290 of reimbursable expense reports into Series D Convertible Notes. At the date of issuance, the Series D Convertible Notes had a senior priority security interest in all the personal property, fixtures and intellectual property and products of the Company except for the January 2015 Note and the Hallo Note which had a pari passu security interest with the Series D Convertible Notes. The principal balance, plus all accrued and unpaid interest is due on June 1, 2017. The Series D Convertible Notes are eligible for conversion at any point prior to the maturity date or upon a change of control or an IPO by the Company. The conversion price in effect upon on IPO is the lesser of $0.30 or the highest price per common unit sold in the IPO multiplied by 75%. The conversion price at any other conversion event is $0.30. Issuance costs to obtain the convertible notes were recorded as a debt discount in the amount of $133,068.

In connection with the Series D Convertible Notes, the Company issued warrants to investors and investment bankers to purchase common units of 9,156,181 and 3,931,787, respectively (see Note 7 for fair value computation). The sum of the fair value of the warrants, the BCF and issuance costs for the Series D Convertible Notes described above were recorded as debt discounts to be amortized to interest expense over the respective term using the effective interest method. During the year ended December 31, 2016, the Company recognized interest expense of $18,934 and $4,743, respectively from the amortization of the debt discounts.

The Series D Convertible Notes contain an embedded conversion feature that the Company has determined is a derivative requiring bifurcation. The Company has determined that the embedded conversion feature has de minimus value as of the date of issuance as the Company was not actively seeking any type of offering or change of control at that time due to the financial condition of the Company.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

6.	Fair Value Measurements

The Company measures the fair value of financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Each level of input has different levels of subjectivity and difficulty involved in determining fair value.

●	Level 1 – Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date. Therefore, determining fair value for Level 1 investments generally does not require significant judgment, and the estimation is not difficult.

●	Level 2 – Pricing is provided by third-party sources of market information obtained through investment advisors. The Company does not adjust for or apply any additional assumptions or estimates to the pricing information received from its advisors.

●	Level 3 – Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions. The determination of fair value for Level 3 instruments involves the most management judgment and subjectivity.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2016 by level within the fair value hierarchy, are as follows:

	December 31, 2016
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$—	$—	$1,619,287

There were no transfers between Level 1, 2 or 3 during the years ended December 31, 2016 and 2015.

The following table includes a summary of changes in fair value of the Company’s warrant liability measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2016 and 2015:

	Warrant Liability
	2016	2015
Beginning balance	$—	$—
Additions	2,187,390	—
Change in fair value	(568,103)	—
Ending balance	$1,619,287	$—

The changes in fair value of the warrant liability are recorded in change in fair value of warrant liability in the consolidated statements of operations.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

6.	Fair Value Measurements, continued

A summary of the weighted average significant unobservable inputs (Level 3 inputs) used in measuring the Company’s warrant liability that is categorized within Level 3 of the fair value hierarchy as of December 31, 2016 is as follows:

As of
December 31, 2016
Common Unit Price	$0.30
Term (Years)	4.95
Volatility	52%
Risk-free rate of interest	1.93%
Dividend Yield	0.0%

7.	Preferred Units and Members’ Deficit

The Members have organized a Delaware limited liability company and adopted a Limited Liability Company Agreement on July 27, 2010, as amended and restated on July 13, 2011, December 18, 2014 and April 9, 2016. The units are classified into common and preferred units, and a member is entitled to the right to one vote for each unit held. Subject to the terms of the Company’s Carve-Out Plan, the Carve-Out Plan participants are entitled to receive any distribution payable prior to any liquidation payments to the members. (See Note 8.) The holders of preferred units are entitled to a liquidation preference prior to any distributions to holders of common units of $0.30 per unit, respectively, plus all accrued but unpaid dividends, if any. If the amounts available for distribution are insufficient to permit the payments to the members holding preferred units, then the available distributions will be made on a pro rata basis among the holders of the preferred units. Distribution of any remaining assets or proceeds upon liquidation will be made to the holders of common units in an amount equal to the aggregate purchase price paid for the units and for convertible securities divided by the aggregate purchase price paid by all holders for common and preferred units and convertible securities. If the amounts available for distribution are insufficient to permit the payments to the members holding common units, then the available distributions will be made on a pro rata basis among the holders of the common units. The holders of preferred units have no voluntary rights to redeem units. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event. Although the preferred units are not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute a redemption event that is outside of the Company’s control. Therefore, all preferred units have been presented outside of members’ deficit. All profits and losses of the Company are allocated to the members based on their ownership percentages.

Preferred Units

At various dates between April 2016 and July 2016, the Company entered into purchase agreements with investors for the sale of 5,381,572 preferred units at $0.30 per unit, resulting in gross cash proceeds of $1,614,471 and net cash proceeds of $1,501,058, after payment of underwriting costs of $113,413. In addition, preferred units of 1,290,000 were purchased with non-cash contributions resulting from the conversion of a $300,000 promissory note and the conversion of reimbursable employee expenses of $87,000. To participate in this financing transaction, common unit holders were required to contribute the lesser of (i) 14 percent of their total prior investments or (ii) $500,000. If that criterion were met, then all common units held by that investor would automatically convert to an equal number of preferred units. In connection with this financing 34,767,246 common units were converted to preferred units.

Common Units

At various dates between April 2015 and November 2015, the Company entered into purchase agreements with investors for the sale of 16,666,666 common units at $0.30 per unit, resulting in gross cash proceeds of $5,000,000 and net cash proceeds of $4,554,500, after payment of underwriting costs of $445,500.

At various dates between February 2015 and July 2015, the Company issued common units of 12,422,801 upon the conversion of convertible notes payable. The total amount of the debt conversion was $2,981,472.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

7.	Preferred Units and Members’ Deficit, continued

During January, February and April 2016, we entered into purchase agreements with investors for the sale of 800,000 common units at $0.30 per unit, resulting in gross cash proceeds of $240,000 and net cash proceeds of $219,750, after payment of underwriting costs of $20,250.

Warrants for Common Units

The Company has issued warrants to purchase common units to employees as compensation for services rendered, as well as, in conjunction with the purchase of common units in equity and debt transactions. A summary of the warrant activity and related information as of December 31, 2016 is provided follows.

In connection with the Series C Convertible Notes, the Company issued warrants to purchase 2,823,529 common units at an exercise price of $0.69 per unit with a five-year term. The fair value of the warrants was $746,902 which was recorded as warrant liability with the offset recorded as a discount to the Series C Convertible Notes. The fair value of the warrants was determined using the Black-Scholes Model based on the following weighted average assumptions: common unit price on date of grant $0.60, expected dividend yield 0%, expected volatility 55%, risk-free interest rate 1.18% and expected life of 5 years. In connection with the Series C Convertible Notes, the remaining fair value of the warrants of $183,078 was converted into Series D Convertible Notes warrants.

In connection with the Series C Convertible Notes, the Company issued warrants to investment bankers to purchase 395,296 common units at an exercise price of $0.69 per unit with a five-year term. The fair value of the warrants was $100,405 which was recorded as warrant liability with the offset recorded as a discount to the Series C Convertible Notes. The fair value of the warrants was determined using the Black-Scholes Model based on the following weighted average assumptions: common unit price on date of grant $0.60, expected dividend yield 0%, expected volatility 53%, risk-free interest rate 1.10% and expected life of 5 years. In connection with the Series C Convertible Notes, the remaining fair value of the warrants of $100,405 was converted into Series D Convertible Notes.

In connection with the Series D Convertible Notes, the Company issued warrants to purchase 9,156,181 common units at an exercise price of $0.36 per unit with a five-year term. The fair value of the warrants was $1,136,024. The fair value of the warrants was determined using the Black-Scholes Model based on the following weighted average assumptions: common unit price on date of grant $0.30, expected dividend yield 0%, expected volatility 52%, risk-free interest rate 1.85% and expected life of 5 years. After consideration of the modification of the Series C warrants, the incremental fair value of the Series D warrants of $952,946 was recorded as warrant liability.

In connection with the Series D Convertible Notes, the Company issued warrants to investment bankers to purchase 3,931,787 common units at an exercise price of $0.36 per unit with a five-year term. The fair value of the warrants was determined using the Black-Scholes Model based on the following weighted average assumptions: common unit price on date of grant $0.30, expected dividend yield 0%, expected volatility 52%, risk-free interest rate 1.93% and expected life of 5 years. After consideration of the modification of the Series C warrants, the incremental fair value of the Series D investment banker warrants was $387,137 was recorded as warrant liability.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

7.	Preferred Units and Members’ Deficit, continued

Warrants for Common Units, continued

During 2016, the Company granted warrants to purchase up to 1,562,189 common units to employees as compensation. The warrants have an exercise price of $0.30 per unit and are exercisable upon a change in control of the Company if the change in control occurs before May 2021. The fair value of the warrants was $615,548 which was recorded as compensation expense with the offset recorded to members’ deficit. The fair value of the warrants was estimated using the Black-Scholes Model based on the following weighted average assumptions: common unit price on date of grant $0.60, expected dividend yield 0%, expected volatility 56%, risk-free interest rate 1.11% and expected life of 5 years.

In connection with the February 2016 Note, the Company issued warrants to purchase 500,000 common units at an exercise price $0.36 per unit with a three-year term. The fair value of the warrants was $159,000 which was recorded as a component of members’ deficit with the offset recorded as a discount to the February 2016 Note. The fair value of the warrants was estimated using the Black-Scholes Model based on the following assumptions: common unit price on date of grant $0.60, expected dividend yield 0%, expected volatility 53%, risk-free interest rate 0.89% and expected life of 3 years.

In connection with the Five February 2016 Notes, the Company issued warrants to purchase 1,666,670 common units at an exercise price $0.30 per unit with a three-year term. The fair value of the warrants was $588,335 which was recorded as a component of members’ deficit with the offset recorded as a discount to the Five February 2016 Notes. The fair value of the warrants was determined using the Black-Scholes Model based on the following assumptions: common unit price on date of grant $0.60, expected dividend yield 0%, expected volatility 53%, risk-free interest rate 0.91% and expected life of 3 years.

In connection with the Moyer 2016 Notes, the Company issued warrants to purchase 226,175 common units at an exercise price $0.36 per unit with a three-year term. The fair value of the warrants was $71,638 which was recorded as a component of members’ deficit with the offset recorded as a discount to the Moyer 2016 Notes. The fair value of the warrants was determined using the Black-Scholes Model based on the following assumptions: common unit price on date of grant $0.60, expected dividend yield 0%, expected volatility 52%, risk-free interest rate 0.94% and expected life of 3 years.

Information regarding warrants for common units outstanding and exercisable as of December 31, 2016 is as follows:

Exercise	Warrants	Remaining	Warrants
Price	Outstanding	Life (years)	Exercisable

$0.30	3,228,859	3.23	1,666,670
$0.36	13,814,143	4.03	13,814,143
$0.69	24,510	4.96	24,510
$0.40	17,067,512	4.05	15,505,323

Warrants exercisable above, excludes 1,562,189 warrants that have been granted to employees that are outstanding but only become exercisable upon a change of control of the Company.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

8.	Commitments and Contingencies

Operating Leases

The Company rents its office under an operating lease, which expires in October 2018. Under the terms of the lease, the Company is responsible for taxes, insurance and maintenance expense. The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense for the years ended December 31, 2016 and 2015 was $329,000 and $281,000, respectively.

Future annual minimum lease payments under the non-cancelable operating lease as of December 31, 2016 are $300,000 for the year ending December 31, 2017 and $266,000 for the year ending December 31, 2018.

Other Commitments

Employees, consultants, and directors of the Company are entitled to participate in the Company’s Carve-Out Plan (the “Plan”) at the discretion of the Company’s Board of Directors. Each Plan participant is awarded points which entitle the participant to a portion of the proceeds payable to the Company and/or its members upon a sale of the Company. The proceeds payable to a Plan participant shall equal an amount determined in accordance with the following formula: (number of points held by participant /total points outstanding)*18% of Net Sale Price. For this purpose, “Net Sale Price” equals the aggregate amount payable to the Company and/or its members in connection with a sale of the Company less all amounts payable to creditors of the Company. Awards payable to Plan participants are senior to any amounts payable to members of the Company. As of December 31, 2016 and 2015, the Company has not recorded a liability relating to this Plan.

Contingencies

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of a possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.

The Company’s management does not believe that any such matters, individually or in the aggregate, will have a materially adverse effect on the Company’s consolidated financial statements.

9.	Assumption of WiSA, LLC

On April 25, 2014, the Company assumed 100% of Silicon Image, Inc.’s (“SIMG”) interest in WiSA LLC, a Delaware limited liability company (“WiSA”). WiSA (“Wireless Speaker and Audio Association”) is a trade association jointly established by the Company and SIMG in July 2011, for the promotion of the Company’s proprietary technology for the wireless transmission and reception of audio from a source device. SIMG had been responsible for acting as an agent of WiSA and managing the day-to-day affairs of WiSA including the development of its trademarks and marketing plans.

SIMG assigned its ownership in WiSA to the Company at no cost and gave the Company a three year license to use the WiSA trademarks for $100. In addition, at the Company’s sole discretion, the Company has the option to purchase the WiSA trademarks for $2,000,000 at the earlier of (i) April 25, 2017 or (ii) the closing date of a “Change in Ownership” as defined in the Company’s July 13, 2011 Operating Agreement.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

9.	Assumption of WiSA, LLC, continued

No assets or liabilities were booked in connection with the Company’s assumption of SIMG’s interest in WiSA as the Company was already a party to the marketing plans and only received a license to the trademarks which were determined to have no incremental value.

10.	Related Parties

Brett Moyer

Mr. Moyer has served as the Company’s President, Chief Executive Officer and a board member since the Company’s founding in August 2010.

In February 2015, Mr. Moyer participated in the Company’s Series B Convertible Notes financing by investing $197,000. At the time of conversion in August 2015, Mr. Moyer’s Series B Convertible Note had a maturity value of $208,032. In accordance with the terms of the Series B Convertible Notes, Mr. Moyer’s convertible note was extinguished and converted into 866,800 common units using a $0.24 per unit conversion price. As of December 31, 2015, Mr. Moyer owned 2.2% of the outstanding units of the Company.

In 2016, Mr. Moyer loaned the Company $185,704 via the issuance of various notes described in Note 4 as the Moyer 2016 Notes ($135,704) and as one of the participants in the Five February 2016 Notes ($50,000). In July 2016, Mr. Moyer participated in the Company’s preferred unit financing in the amount of $87,000 by extinguishing $87,000 of reimbursable expenses. In connection with this preferred unit financing, Mr. Moyer’s $87,000 was converted at $0.30 per unit thereby receiving 290,000 preferred units. In addition, as described in Note 7 – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Mr. Moyer’s 866,801 common units, immediately outstanding prior to his participation in the preferred unit financing were converted into 866,801 preferred units. In December 2016, Mr. Moyer extinguished the Moyer 2016 Notes, his portion of the Five February 2016 Note and $69,290 of reimbursable expense reports, and invested the aggregate sum of $269,091 in the Series D Convertible Notes financing. As of December 31, 2016, Mr. Moyer was owed $269,091 of principal under convertible promissory notes and owned 2.5% of the outstanding units of the Company.

Jonathan Gazdak

Mr. Gazdak, works as Managing Director – Head of Investment Banking for Alexander Capital an investment banking firm based in New York. Mr. Gazdak has been a member of the Company’s board of directors since June 2015. Alexander Capital has acted as the lead investment bank in a number of the Company’s private financings.

In February 2015, Mr. Gazdak participated in the Company’s Series B Convertible Notes financing by investing $25,000. At the time of conversion in August 2015, Mr. Gazdak’s Series B Convertible Note had a maturity value of $26,133. In accordance with the terms of the Series B Convertible Notes, Mr. Gazdak’s Series B Convertible Note was extinguished and converted into 108,889 common units using a $0.24 per unit conversion price. In June 2015, Mr. Gazdak participated in the Company’s common unit financing by investing $50,000. In connection with this common unit financing, Mr. Gazdak’s $50,000 was converted at $0.30 per unit thereby receiving 166,667 common units. As of December 31, 2016 and 2015, Mr. Gazdak owned 0.7% and 0.6%, respectively, of the outstanding units of the Company.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

10.	Related Parties, continued

The Company has signed an engagement letter with Alexander Capital under which Alexander Capital earns a fee on total investments by their clients. Alexander Capital earned fees of $359,311 and $504,000 for the years ended December 31, 2016 and 2015, respectively, and as of December 31, 2016, had been issued 3,400,061 common unit warrants that are exercisable at $0.30 per unit and have a five year life.

Helge Kristensen

Mr. Kristensen has served as a member of the Company’s board of directors since 2010. Mr. Kristensen is a managing member of Inizio Capital, an investment company based in China and Hansong Technology LTD, an original device manufacture of audio products based in China.

In February 2015, Inizio Capital participated in the Company’s Series B Convertible Notes financing by investing $300,000. At the time of conversion in August 2015, Inizio Capital’s Series B Convertible Note had a maturity value of $314,800. In accordance with the terms of the Series B Convertible Notes, Inizio Capital’s Series B Convertible Note was extinguished and converted into 1,311,667 common units using a $0.24 per unit conversion price. In December 2015, Hansong Technology loaned the Company $353,475 under a promissory note (See Note 4 – December 2015 Note). As of December 31, 2015, affiliates of Mr. Kristensen were owed $353,475 of principal under promissory notes and owned 3.4% of the Company’s outstanding units.

In February 2016, Inizio Capital invested $50,000 as one the participants in the Five February 2016 Notes (see Note 4). In April of 2016, the Company shipped finished inventory valued at $75,750 to Hansong Technology, which the parties agreed would be a principal reduction payment of the December 2015 Note. In May 2016, Inizio Capital participated in the Company’s preferred unit financing in the amount of $131,696. In connection with this preferred unit financing, Inizio Capital’s $131,696 was converted at $0.30 per unit thereby receiving 438,987 preferred units. In addition, as described in Note 7 – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Inizio Capital’s 1,311,667 common units, immediately outstanding prior to its participation in the preferred unit financing were converted into 1,311,667 preferred units. As of December 31, 2016, affiliates of Mr. Kristensen were owed $327,725 of principal under convertible promissory notes and owned 3.8% of the Company’s outstanding units.

David Carlick

Mr. Carlick served as a member of the Company’s board of directors from May 2015 to November 2016. In April 2016, Mr. Carlick participated in the Company’s common unit financing by investing $15,000. In connection with this common unit financing, Mr. Carlick’s $15,000 was converted at $0.30 per unit thereby receiving 50,000 common units. In May 2016, Mr. Carlick participated in the Company’s preferred unit financing in the amount of $5,014. In connection with this preferred unit financing, Mr. Carlick $5,014 was converted at $0.30 per unit thereby receiving 16,713 preferred units. In addition, as described in Note 7 – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, Mr. Carlick’s 50,000 common units, immediately outstanding prior to his participation in the preferred unit financing were converted into 50,000 preferred units. As of December 31, 2016, Mr. Carlick owned 0.1% of the Company’s outstanding units.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

10.	Related Parties, continued

Significant Unitholders

As of December 31, 2014, a significant unitholder owned 90% of the outstanding units of the Company and was owed $775,000 under a promissory note (see Note 4 - the December 2014 Advance).

In 2015, the same significant unitholder participated in the Company’s Series B Convertible Notes financing in the amount of $1,490,800 by investing $475,000 in February 2015, $240,800 in August 2015 and by including his December 2014 Advance of $775,000. At the time of conversion in August 2015, the significant unitholder Series B Convertible Note had a maturity value of $1,564,332. In accordance with the terms of the Series B Convertible Notes, the significant unitholder’s convertible notes were extinguished and converted into 6,518,049 common units using a $0.24 per unit conversion price. Additionally in 2015, the significant unitholder loaned the Company $650,000 in two tranches identified in Note 4 as the April 2015 Note ($450,000) and the September 2015 Note ($250,000). As of December 31, 2015, the significant unitholder was owed $650,000 of principal under promissory notes and owned 39.6% of the outstanding units of the Company.

In 2016, the same significant unitholder loaned the Company an additional $600,000 in two tranches identified in Note 5 as the February 2016 Note ($300,000) and the May 2016 Advance ($300,000). In July 2016, the significant unitholder participated in the Company’s preferred unit financing in the amount of $500,878 by investing an additional $200,878 in July 2016 and including his May 2016 Advance of $300,000. In connection with this preferred unit financing, the significant unitholder’s $500,878 was converted at $0.30 per unit thereby receiving 1,669,595 preferred units. In addition, as described in Note 7 – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, the significant unitholder’s 15,468,049 common units, immediately outstanding prior to his participation in the preferred unit financing were converted into 15,468,049 preferred units. As of December 31, 2016, the significant unitholder was owed $950,000 of principal under convertible promissory notes and owned 36.8% of the outstanding units of the Company.

Another significant unitholder is a client of Alexander Capital who began investing in the Company in 2015. In 2015, this significant unitholder participated in the Company’s common unit financing by investing a total of $3,000,000. In connection with this common unit financing, this significant unitholder’s $3,000,000 was converted at $0.30 per unit thereby receiving 10,000,000 common units. As of December 31, 2015, this significant unitholder owned 25.6% of the outstanding units of the Company.

In July 2016, this significant unitholder participated in the Company’s preferred unit financing in the amount of $500,000. In connection with this preferred unit financing, this significant unitholder’s $500,000 was converted at $0.30 per unit thereby receiving 1,666,667 preferred units. In addition, as described in Note 7 – Preferred Units, all participants who participated in the preferred unit financing had their outstanding common units immediately convert into an equal number of preferred units. As such, this significant unitholder’s 10,000,000 common units, immediately outstanding prior to her participation in the preferred unit financing were converted into 10,000,000 preferred units. In November 2016, this significant unitholder invested $500,000 in the Series D Convertible Note financing. As of December 31, 2016, this significant unitholder was owed $588,235 of principal under convertible promissory notes and owned 25.1% of the outstanding units of the Company.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

11.	Segment Information

The Company operates in one business segment, wireless audio products. Our chief decision-maker, the President and Chief Executive Officer, evaluates our performance based on company-wide consolidated results.

Net revenue from customers is designated based on the geographic region to which the product is delivered. Net revenue by geographic region was as follows:

	For the year ended December 31,
	2016	2015
United States	$40,230	$113,438
Europe	635,532	1,388,321
Asia Pacific	597,351	610,236
Total	$1,273,113	$2,111,995

12.	Subsequent Events

The Company has evaluated all events occurring subsequent to December 31, 2016 through October 30, 2017, which is the date these consolidated financial statements were available to be issued, and did not identify any additional material recognizable subsequent events, other than the events described in the following paragraphs.

Financing

Between January 1, 2017 and August 30, 2017, the Company issued $3,712,588 of additional Series D Convertible Notes raising gross proceeds $3,143,700 and cancelling $12,000 of expenses. In connection with the additional Series D Convertible Notes the Company issued 6,187,647 warrants to its lenders and 557,841 warrants to the investment bankers. The warrants have a five year life and are exercisable into common units at $0.36 per unit.

In May 2017, the remaining holders of the Five February 2016 Notes agreed to amend their notes to include a provision that if the Company completes an underwritten public offering of its common units or consummates a change of control, then the aggregate outstanding principal and related accrued interest will automatically convert in to the number of common units equal to the quotient obtained by dividing the aggregate principal and accrued interest by the conversion price. The conversion price is the lesser of $0.30 or the highest price per common unit sold in the initial public offering or paid by a buyer upon a change in control multiplied by 75%.

On May 17, 2017, the Company entered into a security purchase agreement under which the Company may issue up to $5,882,353 of original issue discount convertible promissory notes (“Series E Convertible Note”). Between May 17, 2017 and October 30, 2017 the Company received gross proceeds of $5,000,000 and issued Series E Convertible Notes of $5,882,353. The Series E Convertible Notes include an original issue discount of 15% and have a senior priority security interest in all the personal property, fixtures and intellectual property and products of the Company. The principal balance of the Series E Convertible Notes, plus all accrued interest is due on October 31, 2017. The maturity date of the Series E Convertible Notes will be extended to November 30, 2017 if the Company submits a complete filing for a public offering prior to October 31, 2017. The Series E Convertible Notes are eligible for conversion at any point prior to the maturity date or upon a change of control or an IPO by the Company. The conversion price in effect upon on IPO is the lesser of $0.30 or the highest price per common unit sold in the IPO multiplied by 75%. The conversion price at any other conversion event is the lessor of $0.30 or the price per unit issued by the Company in connection with any sale involving substantially all the assets of the Company.

In connection with the issuance of the $5,882,353 of Series E Convertible Notes, the Company issued 19,607,843 warrants to the lender and 1,458,333 warrants to investment bankers. The warrants have a five year life and are exercisable into common units at $0.36 per unit.

Additionally, in connection with the Series E Convertible Note financing, all of the Company’s outstanding promissory and convertible note holders agreed to: (i) subordinate their notes to the Series E Convertible Notes, (ii) release all security interests in the Company’s assets in favor of the Series E Convertible Notes (iii) extend their maturity dates to February 28, 2018 and (iv) amend the Company’s Operating Agreement to allow the Series E Convertible Note lender one seat on the Company’s Board of Directors so long as the investor owns any debt or securities of the Company.

Continued

Summit Semiconductor, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2016 and 2015

12.	Subsequent Events, continued

WiSA LLC

On May 17, 2017, the Company and Lattice Semiconductor Corporation (“Lattice”), the acquirer of Silicon Image Inc., agreed to amend the license and transfer agreement between Summit Semiconductor and Silicon Image dated March 26, 2014. Under the terms of the amendment, the Company’s license of the WiSA trademarks would be extended to September 15, 2017 upon a payment of $25,000 to Lattice; the Company completed such payment on May 19, 2017. On October 16, 2017, in connection with a second amendment to the transfer agreement, the Company paid Lattice $125,000 and Lattice (i) assigned its entire equity interest in the Company, consisting of 250,000 common units to the Company and (ii) assigned the WiSA trademarks to the Company.

[                         ] Units

Summit Semiconductor, LLC

Common Membership Interest Units

Prospectus

Alexander Capital, L.P.

Through and including ,                       2017 (25 days after the date of this prospectus), all dealers that effect transactions in our common membership interest units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and The Nasdaq Stock Market listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$
FINRA filing fee
Nasdaq initial listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees and expenses
Blue sky fees and expenses
Miscellaneous fees and expenses
Total	$

Item 14. Indemnification of Directors and Officers

Our operating agreement as amended, contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that:

●          To the extent that, at law or in equity, a member or manager or other person has duties (including fiduciary duties) to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement, the member’s or manager’s or other person’s duties may be expanded or restricted or eliminated by provisions in the limited liability company agreement; provided, that the limited liability company agreement may not eliminate the implied contractual covenant of good faith and fair dealing.

●          Unless otherwise provided in a limited liability company agreement, a member or manager or other person shall not be liable to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement for breach of fiduciary duty for the member’s or manager’s or other person’s good faith reliance on the provisions of the limited liability company agreement.

●          A limited liability company agreement may provide for the limitation or elimination of any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a member, manager or other person to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement; provided, that a limited liability company agreement may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

We plan to enter into indemnification agreements with our directors and officers, whereby we will agree to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was our director, officer, employee or agent, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

The underwriter is obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since [DATE]:

The offers, sales and issuances of the securities described in Item 15 [______] were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the membership interest unit certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offer and issuance of the securities described in Item 15[________] were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act promulgated thereunder as a transaction by an issuer not involving a public offering. The recipient of the securities in the transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

Exhibit No.	Description of Exhibit

Exhibits to be filed by amendment

*	Filed herewith
#	To be filed by amendment.
[†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the Securities and Exchange Commission.]

(b)	Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaverton State of Oregon, on the ___ day of ______________, 2017.

SUMMIT SEMICONDUCTOR , LLC

By:
Brett Moyer
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Brett Moyer and Gary Williams, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer and Director of the Board (principal executive officer)	, 2017
Brett Moyer

	Chief Financial Officer (principal financial and accounting officer)	2017
Gary Williams

	Director	, 2017
Michael Fazio

	Director	2017
Jonathan Gazdak

	Director	2017
Jeff Gilbert

	Director	2017
Helge Kristensen

	Director	2017
Sam Runco

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibits to be filed by amendment

*	Filed herewith
#	To be filed by amendment.
[†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the Securities and Exchange Commission.]